PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this "**Agreement**") is executed by and between **KWI ASHFORD WESTCHASE BUILDINGS, L.P.**, a Delaware limited partnership ("**Seller**") and **HARTMAN XX LIMITED PARTNERSHIP**, a Texas limited partnership ("**Buyer**").

In consideration of the mutual covenants and agreements herein contained, and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer agree as follows:

1.
PURCHASE AND SALE

1.1 Purchase and Sale. Subject to the terms and conditions of this Agreement, Seller hereby agrees to sell and convey to Buyer, and Buyer hereby agrees to purchase from Seller, all of Seller's right, title and interest in and to the following described property (herein collectively called the "**Property**"):

(a) Land. That certain tract of land locally known as Ashford Crossing II, 1880 South Dairy Ashford Road, Houston, Texas 77077 (the "**Land**"), being more particularly described on ***Exhibit A*** attached hereto and made a part hereof.

(b) Easements. All easements, if any, benefiting the Land or the Improvements (as defined in Section 1.1(d) of this Agreement).

(c) Rights and Appurtenances. All rights and appurtenances pertaining to the Land, including any right, title and interest of Seller in and to adjacent streets, alleys or rights-of-way.

(d) Improvements. All improvements known as Ashford Crossing II (the "**Improvements**") in and on the Land.

(e) Leases. Seller's interest as landlord under all leases (the "**Leases**") of space in the Property and all refundable tenant security deposits and letters of credit held by Seller on the Closing Date (as defined in Section 6.1 of this Agreement).

(f) Tangible Personal Property. All appliances, fixtures, equipment, machinery, furniture, carpet, drapes and other personal property owned by Seller and located on or about the Land and the Improvements (the "**Tangible Personal Property**"), including, without limitation, those items of personal property set forth on ***Exhibit E*** attached hereto.

(g) Contracts. Seller's interest (to the extent the same is assignable) under the Contracts (as defined in Section 4.1.2 of this Agreement) other than the Rejected Contracts (as defined hereinafter).

All Easements, Rights and Appurtenances, Improvements, Leases, Tangible Personal Property and Contracts relating or applicable to the Land are referred to herein as the "**Property**."

1.2 Excluded Property. The following items shall be and hereby are excluded from the property to be conveyed and/or transferred hereunder:

(a) Insurance Policies and Proceeds. Except as may be expressly set forth in Section 7.2 below, Seller's interest under any and all insurance policies held by or on behalf of Seller, and proceeds payable thereunder, which Seller, during the term of this Agreement, will give written notice to Buyer if any such proceeds are paid to Seller of upon Seller's receipt of such proceeds.

(b) Management Software. Seller's management software program.

(c) Rebates. All rebates, credits, refunds and/or reimbursements that at any time on or prior to the Closing Date are paid or payable in respect of the ownership and/or operation of the Property.

(d) Website. Any internet website maintained by Seller and/or any affiliate of Seller, whether with respect to the Property or otherwise.

2.
PURCHASE PRICE

2.1 Purchase Price. The purchase price (the "**Purchase Price**") for the Property, shall be the sum of TEN MILLION NINE HUNDRED THOUSAND and No/100 Dollars ($10,900,000.00). The Purchase Price shall be subject to prorations and adjustments as set forth in this Agreement. The Purchase Price shall be paid by Buyer to Seller at the "**Closing**" (as defined in Section 6.1 below) by wire transfer of immediately available funds to the Title Company on the Closing Date in accordance with wire transfer instructions to be provided by the Title Company, subject to prorations and adjustments as aforesaid.

3.
EARNEST MONEY

3.1 Earnest Money. Buyer shall deliver to First American Title Insurance Company, 700 South Flower Street, Suite 800, Los Angeles, CA 90017, Attn: Maurice A. Neri ("**Title Company**"), within three (3) business days after the "Effective Date" (as defined below in Section 9.15), an earnest money deposit in the amount of Five Hundred Thousand and No/100 Dollars ($500,000.00), which deposit, together with all interest accrued thereon, are herein collectively referred to as the "**Deposit**." The Deposit is non-refundable subject to the following: 1) in the event the sale of the Property is consummated under this Agreement, the Deposit shall be paid to Seller and applied as a credit against the Purchase Price at Closing; and, 2) in the event Buyer terminates this Agreement in accordance with any right to terminate expressly granted to Buyer by the terms of this Agreement, then so long as Buyer is not then in default, the Deposit shall be returned to Buyer, and no party shall have any further rights or obligations under this Agreement except for such obligations which by their terms expressly survive the termination of this Agreement (the "**Surviving Obligations**").

3.2 Independent Contract Consideration. Contemporaneously with the execution and delivery of this Agreement, Buyer has delivered to Seller, and Seller hereby acknowledges the receipt of, the sum of One Hundred ($100.00) (the "**Independent Contract Consideration**"), which amount the parties bargained for and agreed to as consideration for Buyer's exclusive right to inspect and purchase the Property pursuant to this Agreement and for Seller's execution, delivery and performance of this Agreement. The Independent Contract Consideration is in addition to and independent of any other

consideration of payment provided in this Agreement, is non-refundable, and, upon the Effective Date hereof, is fully earned and will be retained by Seller notwithstanding any other provision of this Agreement.

4.
CONDITIONS TO CLOSING

4.1 Due Diligence Deliveries. Attached hereto as ***Exhibit B*** is a list of due diligence items relating to the Property (collectively, the "**Due Diligence Items**"), and Seller shall deliver to Buyer the Due Diligence Items within five (5) days of the Effective Date, to the extent they exist and are in the possession and control of Seller.

4.1.1 Approval Period. During the period commencing on the Effective Date and expiring on July 7, 2015 at 5:00 p.m. Central Time (the "**Approval Period**"), the following matters shall be conditions precedent to Buyer's obligations under this Agreement:

(a) Buyer's being satisfied in Buyer's sole discretion that the Property is suitable for Buyer's intended uses; and

(b) Buyer's being satisfied, in Buyer's sole discretion, with the Due Diligence Items.

Buyer shall be entitled to terminate this Agreement by timely written notice thereof to Seller at any time prior to the expiration of the Approval Period, if, in Buyer's sole and absolute discretion, Buyer decides not to consummate the purchase of the Property contemplated hereby. In such event, this Agreement will be deemed to have terminated as of the date of Seller's receipt of such written notice of termination from Buyer, and, in such event, the Initial Deposit shall be returned to Buyer and neither party shall have any further obligation hereunder except for the Surviving Obligations.

4.1.2 Contracts. Attached hereto as ***Exhibit F*** and incorporated herein is a list of all service contracts, equipment leases and maintenance contracts currently affecting the Property (collectively, the "**Contracts**"). Seller agrees to assign and Buyer agrees to assume all of the Contracts at Closing; provided, however, that Buyer shall notify Seller in writing prior to the expiration of the Approval Period in the event Buyer desires to have any of the Contracts canceled by Seller at Closing (the "**Rejected Contracts**"). Seller hereby agrees to send cancellation notices with respect to the Rejected Contracts not later than Closing so long as the Rejected Contracts, by their terms, are terminable upon thirty (30) days or less notice without payment of a fee or penalty; failing which, Buyer shall be obligated to assume such Rejected Contracts at Closing, and to obtain any consents to the assignment thereof that may be required.

4.1.3 Title Commitment. Seller shall convey good and indefeasible title to the Property to Buyer at Closing, subject only to the "**Permitted Encumbrances**" (defined below). Within three (3) business days following the Effective Date, Seller shall request that Title Company deliver to Buyer a commitment for a standard Texas Owner's Policy of Title Insurance issued by Title Company (the "**Title Commitment**"), insuring good and indefeasible fee simple title to the Property, together with the best available copies of all exceptions listed therein. Buyer shall have until ten (10) business days after receipt of the Title Commitment and exception documents to deliver to Seller written notice of Buyer's objections to title and survey matters (the "**Title Objection Letter**"). If Buyer fails to object in a timely manner, Buyer shall be deemed to have approved the Title Commitment, the survey, and all matters shown in such instruments. Seller shall have the right, but not the obligation, to cure Buyer's objections to title and survey matters. Seller shall notify Buyer in writing within five (5) days following

Seller's receipt of the Title Objection Letter concerning which title and/or survey objections, if any, Seller has agreed to cure. In the event that Seller does not undertake to cure all of the objections in the Title Objection Letter to Buyer's reasonable satisfaction (or does not timely respond to the Title Objection Letter), then Buyer shall have the right for five (5) days after receipt of Seller's response to the Title Objection Letter (or five (5) days following the expiration of the period within which Seller was to so respond) to either (i) waive any such title objection in writing and proceed to Closing (in which event such waived title objection shall be deemed to be a "Permitted Encumbrance", as defined below), or (ii) terminate this Agreement and receive a refund of the Initial Deposit. Notwithstanding anything herein to the contrary, Buyer's failure to terminate this Agreement prior to the expiration of the Approval Period shall constitute Buyer's election to waive any objections which Seller has not agreed to cure. All exceptions set forth in the Title Commitment which are not objected to by Buyer (including matters initially objected to by Buyer which objections are subsequently waived or are deemed to be waived as provided above) are herein collectively called the "**Permitted Encumbrances**".

4.1.4 Survey. Within three (3) days after the Effective Date, Seller shall furnish to Buyer and the Title Company, at Seller's expense, Seller's existing 02/07/1997 survey of the Property prepared by Clark-Geogram Inc. and certified to by Ward D. Kelsey, R.P.L.S. No. 4304, performed under Job No. 97-02-3937/002 (the "**Existing Survey**"). If Buyer desires to obtain a new or updated survey of the Property, Buyer may do so at its cost and expense; provided however, that at Closing Seller will reimburse Buyer for the cost of such new or updated survey up to an amount of Four Thousand Five Hundred and No/100 Dollars ($4,500.00).

4.2 Inspection. Buyer, at its sole risk and expense, may conduct such tests and inspections of the Property as Buyer deems appropriate; provided, however, Buyer must obtain Seller's prior written approval, which may be granted or withheld in Seller's sole discretion, of the scope and method of any environmental testing or inspections (other than a non-invasive Phase I environmental site assessment and asbestos testing), prior to Buyer's commencement of such tests or inspections. If Buyer elects to obtain such Phase I environmental site assessment, the environmental engineering company to conduct such testing and related inspections shall be subject to the prior written approval of Seller. Buyer, at Buyer's sole expense, shall repair any and all damage resulting from any of the tests, studies, inspections and investigations performed by or on behalf of Buyer pursuant to this Section 4.2 (provided that mere discovery of an adverse condition shall not constitute damage), and Buyer shall and hereby agrees to indemnify, defend and hold Seller, its partners, members, managers, officers, employees, agents and representatives harmless from and against all claims for bodily injury or property damage which may be asserted or recovered against any of the foregoing indemnitees arising by reason of the tests, studies, inspections and investigations performed hereunder, which obligation of indemnification shall survive the Closing or any expiration or termination of this Agreement for a period of six (6) months; provided however, that such indemnity shall exclude any claim, liability, damage, loss, costs and expenses arising from the mere discovery of a pre-existing condition. Buyer, its engineers, architects, employees, contractors, consultants, and agents (collectively, the "**Buyer Parties**") shall maintain commercial liability insurance policies, in an amount not less than Two Million and No/100 Dollars ($2,000,000.00), insuring against claims arising as a result of the inspection of the Property. Prior to commencing any inspections, Buyer shall deliver to Seller a certificate of insurance evidencing the existence of the aforesaid policies and naming Seller, Seller's management company and Seller's lender as additional insureds by endorsement. Buyer shall provide Seller with not less than 24 hours' advance written notice regarding any such entry, which notice shall be given to Mark Kent, Asset Manager, being a representative of Seller, at Seller's Austin address, 9442 Capital of Texas Highway North, Plaza II, Suite 140, Austin, Texas 78759. With respect to any entry upon the Property, Seller shall be entitled to have a representative of Seller, designated by Mark Kent, accompany Buyer or the party entering the Property on behalf of Buyer.

4.3 Buyer's Representations and Warranties. Buyer represents and warrants to Seller that:

(a) Buyer has the full right, power and authority, without the joinder of any other person or entity, to enter into, execute and deliver this Agreement and to perform all duties and obligations imposed on Buyer under this Agreement.

(b) Neither the execution nor the delivery of this Agreement, nor the consummation of the purchase and sale contemplated hereby, nor the fulfillment of or compliance with the terms and conditions of this Agreement conflict with or will result in the breach of any of the terms, conditions, or provisions of any agreement or instrument to which Buyer is a party or by which Buyer or any of Buyer's assets is bound.

(c) Neither Buyer nor any of its constituents or affiliates have engaged in any dealings or transactions, directly or indirectly: (i) in contravention of any U.S., international or other money laundering regulations or conventions, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, The United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, Trading with the Enemy Act (50 U.S.C. 1 et seq., as amended), or any foreign asset control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) or any enabling legislation or executive order relating thereto; or (ii) in contravention of Executive Order No. 13224 dated September 24, 2001 issued by the President of the United States (Executive Order Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit, or Support Terrorism), as may be amended or supplemented from time to time ("**Anti-Terrorism Order**") or on behalf of terrorist or terrorist organizations, including those persons or entities that are included on any relevant lists maintained by the United Nations, North Atlantic Treaty Organization, Organization of Economic Cooperation and Development, Financial Action Task Force, U.S. Office of Foreign Assets Control, U.S. Securities & Exchange Commission, U.S. Federal Bureau of Investigation, U.S. Central Intelligence Agency, U.S. Internal Revenue Service, or any country or organization, all as may be amended from time to time. Neither Buyer nor any of its constituents or affiliates (i) are or will be conducting any business or engaging in any transaction with any person appearing on the U.S. Treasury Department's Office of Foreign Assets Control list of restrictions and prohibited persons, or (ii) are a person described in section 1 of the Anti-Terrorism Order, and neither Buyer nor any of its constituents or affiliates have engaged in any dealings or transactions, or otherwise been associated with any such person.

(d) No Consents. No consent, license, approval, order, permit or authorization of, or registration, filing or declaration with, any court, administrative agency or commission or other Governmental Authority or instrumentality, domestic or foreign, is required to be obtained or made in connection with the execution, delivery and performance of this Agreement or any of the transactions required or contemplated hereby.

Buyer's representations and warranties set forth in this Section 4.3 shall survive the Closing or termination of this Agreement for six (6) months.

4.4 Seller's Representations and Warranties. Seller represents and warrants to Buyer, only as to its respective property, as follows:

(i) Seller has the full right, power, and authority, without the consent or joinder of any other person or entity, to enter into, execute and deliver this Agreement, and to perform all duties and obligations imposed on Seller under this Agreement;

(ii) neither the execution nor the delivery of this Agreement, nor the consummation of the purchase and sale contemplated hereby, nor the fulfillment of or compliance with the terms and conditions of this Agreement conflict with or will result in the breach of any of the terms, conditions, or provisions of any agreement or instrument to which Seller is a party or by which Seller or any of Seller's assets is bound;

(iii) to Seller's actual knowledge, except as disclosed to Buyer in writing, there is no existing, pending or threatened litigation, lawsuit or proceeding affecting the Property;

(iv) to Seller's actual knowledge, Seller has not received any written notice of any violation of any governmental requirements concerning the Property, which has not been remedied;

(v) to Seller's actual knowledge, Seller has not received, with respect to the Property, written notice from any governmental authority regarding any change to the zoning classification of the Land, any condemnation proceedings or proceedings to widen or realign any street or highway adjacent to the Land or that otherwise affects the Land or the Improvements;

(vi) to Seller's actual knowledge, the list of the Contracts attached hereto as ***Exhibit F*** is true, correct and complete in all material respects as of the date hereof;

(vii) to Seller's actual knowledge, except for those tenants in possession of the Property under written leases for space in the Property, as shown on the rent roll attached hereto as ***Exhibit G*** (the "**Rent Roll**"), there are no parties in possession of, or claiming any possession to, any portion of the Property; and

(viii) to Seller's actual knowledge, the Rent Roll, which includes the list of all security deposits and letters of credit, is true, correct and complete in all material respects.

For purposes of this Agreement, all references to "Seller's actual knowledge", "the knowledge of Seller" or any similar reference shall be deemed to refer to the current actual knowledge of Mark Kent, without any special investigation, imputation or inquiry. All of Seller's foregoing representations and warranties expressly shall survive the Closing for a period of six (6) months. Notwithstanding anything to the contrary contained in this Agreement, in the event that Buyer or its agents, employees, representatives, contractors or consultants obtains knowledge prior to Closing that any of Seller's representations or warranties were untrue when made in any material respect, or if Seller has delivered or made available to Buyer information with respect to the Property at any time prior to the Closing Date (as hereinafter defined), and such information indicates that any such representations or warranties were not true when made in any material respect, then (i) Buyer shall be deemed to have knowledge thereof (herein, "**Deemed Knowledge**"), (ii) such representation or warranty automatically and without further action shall be deemed to be qualified by such Deemed Knowledge, and (iii) Buyer's sole and exclusive remedy as a result thereof shall be to terminate this Agreement and receive a refund of the Deposit (thereby waiving any and all rights and remedies otherwise available to Buyer with respect to such breach of which Buyer has Deemed Knowledge), and thereafter, Buyer and Seller shall have no further rights or obligations under this Agreement except for the Surviving Obligations. If, notwithstanding that Buyer has Deemed Knowledge of any such matter, as aforesaid, Buyer nevertheless elects to close the transaction contemplated by this Agreement, then Buyer shall be deemed to have waived any and all rights and remedies otherwise available to Buyer with respect to such breach of which Buyer has Deemed Knowledge, which waiver expressly shall survive Closing. Notwithstanding anything in this Agreement to the contrary, it is expressly agreed and understood that none of the members of Seller or the officers, employees, affiliates, or agents (including, without limitation, Mark Kent) of Seller shall be liable under

this Agreement, and all parties hereto shall look solely to the assets of Seller for the payment of any claim or the performance of any obligation of Seller. Additionally, notwithstanding anything in this Agreement to the contrary, it is expressly agreed and understood that (x) the maximum liability of Seller under this Agreement with respect to any and all claims or causes of action arising following Closing as a result of a breach by Seller of any representation or warranty contained in this Agreement in no event shall exceed the sum of Five Hundred Thousand and No/100 Dollars ($500,000.00), in the aggregate; and (y) the amount of compensatory damages or losses as a result of any such claims or causes of action in the aggregate must exceed Twenty Five Thousand and No/100 Dollars ($25,000.00) to be actionable by Seller. The terms of this paragraph shall survive the Closing or any earlier termination of this Agreement. **BUYER, ON BEHALF OF ITSELF AND ITS PARTNERS, PARENT COMPANIES (IF ANY), EMPLOYEES, AGENTS, SUCCESSORS AND ASSIGNS, ATTORNEYS AND OTHER REPRESENTATIVES, AND EACH OF THEM, HEREBY RELEASES SELLER FROM AND AGAINST AND HEREBY WAIVES ANY AND ALL INDIRECT, CONSEQUENTIAL, SPECIAL, PUNITIVE AND EXEMPLARY DAMAGES.**

5.
COVENANTS OF SELLER

5.1 Operation of Property. From the Effective Date through and including the Closing Date, Seller agrees to operate, manage and maintain the Improvements in the ordinary course of business in accordance with Seller's practices prior to the date hereof, normal wear and tear and casualty damage excepted, including, but not limited to continuing repair and preventative maintenance and the maintenance of adequate insurance with respect thereto.

5.2 Third-Party Contracts. From the Effective Date through and including the Closing Date, Seller agrees to enter into only those third-party contracts which are necessary to carry out its obligations under Section 5.1 and which shall be cancellable on thirty (30) days written notice and without payment of any fee or penalty. Except as set forth in the immediately preceding sentence, Seller shall not, without Buyer's prior written consent in each instance (which consent shall not be unreasonably withheld or delayed), enter into any other contract or agreement that will be an obligation affecting the Property or binding on Buyer after the Closing.

5.3 Leasing of Property. Seller will continue to conduct leasing activity for the Property in accordance with Seller's current leasing practices up to the expiration of the Approval Period. Seller agrees that all leasing activity conducted by Seller from and after the expiration of Approval Period shall be in accordance with Seller's current leasing practices; provided that:

(i) Without the prior consent of the Buyer, which consent shall not be unreasonably withheld or conditioned, the Seller shall not execute any new Material Lease (defined below) or amend, terminate or accept the surrender of any Lease under which the tenant occupies more than 5,000 net rentable square feet of space (each, a "**Material Lease**"), except that Seller is authorized to accept the surrender of any Material Leases at the end of their existing terms. If a new Material Lease or an amendment, renewal or extension of a Material Lease requires the Buyer's consent and the Buyer does not object in writing within seven (7) days after receipt of a copy of such lease, amendment, extension or renewal and current financial statements for the tenant and proposed guarantor(s), together with a written request for the Buyer's approval of such contract, then the Buyer shall be deemed to have approved such lease or amendment.

(ii) If the Seller enters into any lease after the date of this Agreement in accordance herewith, then unless such lease required the Buyer's approval pursuant to this Agreement and such approval was not obtained, the Buyer shall assume such lease at Closing.

5.4 Estoppels. Within five (5) days after the expiration of the Approval Period, Seller will deliver estoppel certificates in the form attached hereto as ***Exhibit J*** (unless another form is specifically provided for in a Lease) ("**Tenant Estoppel Certificates**") to all of the tenants of the Property and will promptly deliver copies of all Tenant Estoppel Certificates executed by such tenants to Buyer after Seller's receipt of the same. By not later than the Closing Date, Buyer shall have received executed Tenant Estoppel Certificates not disclosing any facts, claims or information evidencing a material variation from the information set forth in the applicable tenant lease or otherwise disclosed to Buyer in writing, to be dated not more than thirty (30) days prior to the Closing Date, from (i) all tenants that occupy 10,000 rentable square feet of space or greater and (ii) tenants representing at least seventy-five percent (75%) of the remaining currently-occupied square footage of the Property.

5.5 From the Effective Date through and including the Closing Date and promptly upon obtaining knowledge of the institution of any proceedings for the condemnation of the Property, or any portion thereof, or any other proceedings arising out of injury or damage to the Property, or any portion thereof, Seller will notify Buyer of the pendency of such proceedings.

5.6 From the Effective Date through and including the Closing Date, Seller will notify Buyer promptly of any litigation, arbitration or administrative hearing concerning or affecting the Property of which Seller has received notice.

6.
CLOSING

6.1 Closing. Subject to extension in strict accordance with the terms provided herein, the closing of the transaction contemplated hereby (the "**Closing**", subject to extension) shall be held at the offices of the Title Company, located at the address set forth in Section 9.1 hereof, on the thirtieth (30th) day following the expiration of the Approval Period (the "**Closing Date**", subject to extension), unless the parties mutually agree in writing upon another place, time or date. Seller and Buyer agree that the Closing shall be consummated through an escrow closing with the Title Company acting as escrow agent. Buyer has the right to extend the initial Closing Date for a period up to thirty (30) days by providing written notice to Seller stating that Buyer is exercising its right to extend the initial Closing Date and providing the new Closing Date together with a non-refundable, additional deposit in the amount of One Hundred Thousand and No/100 Dollars ($100,000.00) made payable to Seller (the "**Extension Deposit**"). Contemporaneously with the Closing, the Buyer shall receive a credit in the amount of the Extension Deposit against the Purchase Price.

6.2 Possession. Possession of the Property shall be delivered to Buyer at the Closing, subject only to tenants (and their assignees and subtenants, if any) in possession under the Leases, as set forth on the Rent Roll delivered at Closing.

6.3 Proration. Except as otherwise set forth below, all income and expenses in connection with the operation of the Property shall be apportioned as of 12:01 a.m. on the day of the Closing Date, as if Buyer were vested with title to the Property during the entire Closing Date, such that Seller shall have the benefit of income and the burden of expenses for the day preceding the Closing Date and the Buyer shall have the benefit of income and the burden of expenses for the Closing Date and thereafter. The following items shall be prorated at Closing: (i) all rents and other amounts payable by the tenants under the Leases for the month in which the Closing occurs, (ii) real estate and personal property taxes and other assessments with respect to the Property for the year in which the Closing occurs, and (iii) all operating expenses relating to the ownership and operation of the Property. Utilities shall be canceled by Seller and reestablished in Buyer's name on the Closing Date, and Seller shall reasonably cooperate with

Buyer with respect to the transfer of utilities so that service is not interrupted; otherwise, utilities shall be prorated between Seller and Buyer at Closing, with such proration to be readjusted at such time as final utility bills become available. Any amounts unpaid under the Contracts which Buyer elects or is obligated to assume at Closing shall be prorated between Seller and Buyer at Closing.

(a) If the Closing shall occur before rents and all other amounts payable by the tenants under the Leases including without limitation Additional Rent (defined below) have been paid for the month in which the Closing occurs, the apportionment of such rents and other amounts shall be upon the basis of such rents and other amounts received by Seller. Subsequent to the Closing, if any such rents and other amounts are received by Buyer, all such amounts shall be applied in the following order: (i) first to rent and other amounts payable by tenants which are due for the month in which Closing occurs, (ii) next, to rent and other amounts payable by tenants which are due for the period following the month in which Closing occurs, and (iii) the balance to delinquent rent and other amounts payable by tenants relating to the period prior to the month in which Closing occurs. Any amounts received by Buyer that are to be applied to periods prior to Closing will be delivered by Buyer to Seller within thirty (30) days after receipt. Any amounts received by Seller subsequent to the Closing that are to be applied to periods following Closing will be delivered by Seller to Buyer within thirty (30) days after receipt, and calculated as aforesaid.

For the purposes of this provision, the term "Additional Rent" shall mean amounts payable under any Lease for (i) the payment of additional rent based upon a percentage of the tenant's business during a specified annual or other period, (ii) so-called common area maintenance or "CAM" charges, and (iii) so-called "escalation rent" or additional rent based upon increases in real estate taxes or operating expenses or labor costs or cost of living or porter's wages or otherwise. As to any Additional Rent in respect of an accounting period that shall have expired prior to the Closing but which is payable after the Closing, the Buyer shall pay the entire amount over to the Seller upon the Buyer's receipt thereof.

The Buyer shall bill tenants who owe rents for periods prior to the Closing on a monthly basis following the Closing and use commercially reasonable efforts to attempt to collect such past due rents, but shall not be obligated to engage a collection agency or take legal action to collect such amount. The Seller shall furnish to the Buyer all information relating to the period prior to the Closing that is reasonably necessary for the billing of such rent and the Buyer will deliver to the Seller, concurrently with the delivery to tenants, copies of all statements relating to rent for a period prior to the Closing. The Buyer shall bill tenants for rents for accounting periods prior to the Closing in accordance with and on the basis of such information furnished by the Seller.

For a period of twelve (12) months following the Closing, Buyer agrees to provide Seller with reasonable access to Buyer's books, records and accounts relating to the operation of the Property in order that Seller may verify compliance with the preceding terms and provisions of this Section 6.3(a).

(b) If the Closing shall occur before the tax rate or the assessed valuation of the Property is fixed for the then current year, the apportionment of taxes shall be upon the basis of the tax rate for the immediately preceding year applied to the latest assessed valuation, and such proration of taxes shall be final.

(c) Seller shall be entitled to receive refunds for any and all deposits which Seller has made with utility companies.

(d) At Closing, Seller shall credit to Buyer the amount of all unforfeited deposits under the Leases. For the purposes of this Section 6.3(d) the term "unforfeited deposits" means any refundable deposits which are held by Seller and which Seller has not applied, and is not entitled to apply, against delinquent rents, property damage or otherwise. Any security deposits in form other than cash (including letters of credit), if any, shall be transferred to the Buyer by way of appropriate instruments of transfer or assignment as soon as practicable after Closing.

Seller shall be responsible for payment of all Leasing Costs (defined below) incurred in connection with any Leases executed prior to the Effective Date (the "**Seller's Leasing Costs**"). To the extent any Seller's Leasing Costs have not been fully paid as of the Closing Date, the Buyer shall receive a credit at the Closing against the Purchase Price in the amount of the balance of the Seller's Leasing Costs remaining to be paid, and the Buyer shall assume all obligations of the Seller to pay the balance of the Seller's Leasing Costs as to which the Buyer shall have received such credit and to perform the obligations associated with the same. Seller will provide a list of Seller's Leasing Costs, if any, as **Exhibit K**, attached hereto. Buyer shall be responsible for and hereby indemnifies, defends and holds Seller harmless from and against all Leasing Costs relating to renewals, amendments, expansions and extensions of Leases, in each case to the extent such Leasing Costs relate to renewal, expansion or extension rights of tenants under such Leases that are exercised or amendments that are entered into, after the Approval Date.

"Leasing Costs" shall mean, with respect to a particular Lease, all capital costs, expenses incurred for capital improvements, equipment, painting, decorating, partitioning and other items to satisfy the initial construction obligations of the landlord under such Lease (including any expenses incurred for architectural or engineering services in respect of the foregoing), "tenant allowances" in lieu of or as reimbursements for the foregoing items, payments made for purposes of satisfying or terminating the obligations of the tenant under such Lease to the landlord under another lease (i.e., lease buyout costs), costs of base building work, relocation costs, temporary leasing costs, leasing commissions (including all reasonable amounts charged by the landlord under such Lease to its own agents for commissions on leasing transactions), brokerage commissions, legal, design and other professional fees and costs, in each case, to the extent the landlord is responsible for the payment of such cost or expense under the relevant Lease or any other agreement relating to such Lease, and specifically excluding any items which a tenant, or other party, is obligated to reimburse to landlord, other than through the payment of base rent.

All of the obligations of Seller and Buyer set forth in this Section 6.3 shall survive the Closing. If final prorations cannot be made at Closing for any item being prorated, then Buyer and Seller agree to reallocate such items on a fair and equitable basis as soon as invoices or bills are available and applicable reconciliation with tenants have been completed. Upon Buyer's prior written request, for a period of one (1) year following the Closing, Seller shall make Seller's books and records available to Buyer during normal business hours for inspection, copying and audit by Buyer's designated accountants, at Buyer's expense, in order to comply with any Securities and Exchange Commission requirements related to Rule 3-14 of Regulation S-X. In no event shall Seller incur any liability whatsoever in conjunction with any related audit.

6.4 Closing Costs. Buyer shall pay, on the Closing Date, (a) one-half of any escrow fees of the Title Company, (b) all costs relating to any endorsements, extended coverage or other modifications to the Owner's Policy of Title Insurance issued pursuant to the Title Commitment, as well as all title insurance costs relating to any mortgagee's policy of title insurance, (c) all costs and expenses directly or

indirectly relating to Buyer's financing of the Property, including without limitation, loan fees, recording fees and the fees of lender's counsel, (d) one-half of recording and filing fees for the Deed, (e) the fees of Buyer's counsel, (f) the cost for a new, updated or recertified Survey to the extent such cost exceeds the amount of Four Thousand Five Hundred and No/100 Dollars ($4,500.00), and (g) any other expenses incurred by Buyer, or its consultants or representatives in inspecting and evaluating the Property or closing this transaction. Seller shall pay, on the Closing Date, (u) the cost of the base premium for the Owner's Policy of Title Insurance issued pursuant to the Title Commitment, (v) the commission due to Broker, (w) one-half of recording and filing fees for the Deed, (x) one-half of any escrow fees of the Title Company, (y) the fees of Seller's counsel and (z) the cost of the Existing Survey provided by Seller to Buyer and the cost for a new, updated or recertified the Survey up to the amount of Four Thousand Five Hundred and No/100 Dollars ($4,500.00). All other fees, costs and expenses not expressly addressed in this Section 6.4 or elsewhere in this Agreement shall be allocated between Seller and Buyer in accordance with applicable local custom for similar transactions.

6.5 Seller's Obligations at the Closing. At the Closing, Seller shall deliver to Buyer the following:

(a) Deed. A Special Warranty Deed (the "**Deed**") from Seller conveying the Land and the Improvements to Buyer, in the form attached to this Agreement as ***Exhibit C***.

(b) Evidence of Authority. Such organizational and authorizing documents of Seller as shall be reasonably required by the Title Company to evidence Seller's authority to consummate the transactions contemplated by this Agreement.

(c) Foreign Person. An affidavit from Seller certifying that Seller is not a "foreign person," as defined in the federal Foreign Investment in Real Property Tax Act of 1980, and the 1984 Tax Reform Act, as amended, in the form attached to this Agreement as ***Exhibit I***.

(d) Leases. The originals, or copies should originals not be available, of the Leases, and together with all keys in Seller's possession, and together with all related lease files in Seller's possession, which shall be delivered on-site.

(e) Contracts. Originals, or copies should originals not be available, of all of the Contracts other than the Rejected Contracts.

(f) Affidavit. An owner's affidavit, in form reasonably required by the Title Company, concerning mechanics' liens, parties in possession and similar matters.

6.6 Buyer's Obligations at the Closing. At the Closing, Buyer shall deliver to Seller the following:

(a) Purchase Price. The Purchase Price, payment of which shall be made by wire transfer of immediately available funds to the account of the Title Company for the benefit of Seller. In the event payment of the Purchase Price is not received by Seller, by wire transfer of immediately available funds, on or before 4:00 p.m. Central Time on the Closing Date, then the parties shall recalculate prorations hereunder based upon the date on which Seller has in fact received the Purchase Price, by wire transfer of immediately available funds, on or before 4:00 p.m. Central Time. The preceding sentence shall in no event constitute a waiver by Seller of any breach of this Agreement by Buyer.

(b) Evidence of Authority. Such organizational and authorizing documents of Buyer as shall be required by the Title Company to evidence Buyer's authority to consummate the transactions contemplated by this Agreement.

6.7 Documents to be Executed by Seller and Buyer. At the Closing, Seller and Buyer shall each execute and deliver the following:

(a) Tenant Notices. Signed statements or notices to all tenants of the Property, in the form attached to this Agreement as ***Exhibit H***, notifying such tenants that the Property has been transferred to Buyer and that Buyer is responsible for security deposits (specifying the amounts of such deposits) returnable under the Leases and notifying such tenants of the new address where tenants are to make rental payments after the Closing.

(b) Assignment and Assumption of Personal Property, Leases and Service Contracts. An "Assignment and Assumption of Personal Property, Leases and Service Contracts" (the "**Assignment**"), in the form attached to this Agreement as ***Exhibit D***.

(c) Settlement Statements. Settlement Statements, in conformity with the terms of this Agreement and otherwise in form acceptable to Seller and Buyer, shall be executed by Seller and Buyer, respectively, and delivered to Title Company.

7.
RISK OF LOSS

7.1 Condemnation. If, prior to the Closing, action is initiated to take the Land and Improvements, or part thereof, by eminent domain proceedings or by deed in lieu thereof, which taking will have a material adverse effect on the continued operation of the Property, Buyer shall elect, within ten (10) days following Buyer's receipt of written notice regarding such condemnation, to either (a) terminate this Agreement, by delivering written notice of such termination to Seller within such ten (10) day period, in which event the Deposit shall be returned to Buyer by Title Company, and neither party shall have any further rights or obligations hereunder except for the Surviving Obligations, or (b) consummate the Closing, in which latter event all of Seller's assignable right, title and interest in and to the award of the condemning authority shall be assigned to Buyer at the Closing and there shall be no reduction in the Purchase Price. Failure of Buyer to timely provide such notice of termination shall be deemed an election by Buyer to proceed to Closing.

7.2 Casualty. If the Improvements, or any part thereof, suffers any damage equal to or in excess of Four Hundred Thousand and No/100 Dollars ($400,000.00) prior to the Closing from fire or other casualty, as determined by Seller, then Seller shall notify Buyer accordingly in writing, whereupon Buyer shall elect in writing, within ten (10) days following Buyer's receipt of such written notice from Seller to either (a) terminate this Agreement, in which event the Deposit shall be returned to Buyer by Title Company, and neither party shall have any further rights or obligations hereunder, other than the Surviving Obligations, or (b) consummate the Closing, in which event all of Seller's right, title and interest in and to the proceeds of any insurance covering such damage, shall be assigned to Buyer at the Closing and there shall be no reduction in the Purchase Price. Failure of Buyer to timely provide such notice of termination shall be deemed an election by Buyer to proceed to Closing. If the Improvements, or any part thereof, suffers any damage less than Four Hundred Thousand and No/100 Dollars ($400,000.00) prior to the Closing, as determined by Seller, then Seller shall notify Buyer accordingly in writing, and Buyer agrees that it will consummate the Closing in which event all of Seller's right, title and interest in and to the proceeds of any insurance covering such damage shall be assigned to Buyer at the

Closing, and Buyer shall receive a credit against the Purchase Price in the amount of any deductible under Seller's casualty insurance policy, and there shall be no reduction in the Purchase Price.

8.
DEFAULT

8.1 Breach by Seller. In the event that the transaction contemplated hereunder is not consummated due to a material Seller default, and Buyer is not in default hereunder, Buyer shall be entitled, as its sole and exclusive remedy, at law or in equity, to either (i) terminate this Agreement in which event the Deposit shall be returned to Buyer by Title Company, and neither party shall have any further rights or obligations hereunder other than the Surviving Obligations, or (ii) pursue the remedy of specific performance of Seller's obligations under this Agreement; but specific performance must be legally commenced within sixty (60) days after the Closing Date or be forever barred.

8.2 Breach by Buyer. In the event that the transaction contemplated hereunder is not consummated due to a Buyer default, and Seller is not in default hereunder, Seller, as its sole and exclusive remedy, may terminate this Agreement and thereupon shall be entitled to the Deposit as liquidated damages (and not as a penalty). Seller and Buyer have made this provision for liquidated damages because it would be difficult to calculate, on the date hereof, the amount of actual damages for such breach, and Seller and Buyer agree that these sums represent a reasonable forecast of such damages. Seller's remedy under this Section 8.2 shall not be in derogation of, nor in any manner limit, Buyer's indemnification obligations set forth in this Agreement.

8.3 Notice and Opportunity to Cure. Seller and Buyer each agree to provide the other party with written notice of any default by the other party under this Agreement, and a period of five (5) business days following the other party's receipt of such notice within which to cure such default; provided, however, that no such notice and opportunity to cure shall be applicable with respect to a party's failure to timely close, nor shall any such notice and cure period extend beyond the Closing Date.

9.
MISCELLANEOUS

9.1 Notices. All notices, demands and requests which may be given or which are required to be given by either party to the other, and any exercise of a right of termination provided by this Agreement, shall be in writing and shall be deemed effective either: (a) on the date personally delivered to the address below, as evidenced by written receipt therefor, whether or not actually received by the person to whom addressed; (b) on the third (3rd) business day after being sent, by certified or registered mail, return receipt requested, postage prepaid, addressed to the intended recipient at the address specified below; (c) on the first business day after being deposited into the custody of a nationally recognized overnight delivery service such as Federal Express Corporation, addressed to such party at the address specified below, or (d) on the date delivered by facsimile to the respective numbers specified below, provided confirmation of facsimile is received and further provided any such facsimile notice shall be sent by one of the other permitted methods of providing notice on the next succeeding business day. For purposes of this Section 9.1, the addresses of the parties for all notices are as follows (unless changed by similar notice in writing given by the particular person whose address is to be changed):

If to Seller:

KWI Ashford Westchase Buildings, L.P.
c/o Kennedy Wilson, Inc.
9701 Wilshire Blvd., Suite 700
Beverly Hills, California 90212

Attn: Rob Hannan
Tel: (310) 887-6215
Fax: (310) 887-6459
E-mail: rhannan@kennedywilson.com

and

Kent Mouton, Esq.
Kennedy Wilson, Inc.
9701 Wilshire Blvd., Suite 700
Beverly Hills, California 90212
Tel: (310) 887-6276
Fax: (310) 887-3410
E-mail: kmouton@kennedywilson.com

with a copy to:

Eleanor Chote Jewart
Husch Blackwell LLP
111 Congress Avenue, Suite 1400
Austin, Texas 78701
Tel: (512) 479-9718
Fax: (512) 226-7343
E-mail: cacki.jewart@huschblackwell.com

If to Buyer:

Hartman XX Limited Partnership
2909 Hillcroft Street, Suite 420
Houston, Texas 77057-5815
Attn: Julian Kwok, Acquisitions Manager
Tel: (713) 586-2611
Fax: (713) 973-8912
E-mail: jkwok@hi-reit.com

with a copy to:

Hartman XX Limited Partnership
2909 Hillcroft Street, Suite 420
Houston, Texas 77057-5815
Attn: Katherine N. O'Connell, General Counsel
Tel: (713) 586-2646
Fax: (713) 465-3132
E-mail: koconnell@hi-reit.com

If to Title Company:

First American Title Insurance Company
700 South Flower Street, Suite 800
Los Angeles, California 90017
Attn: Maurice Neri
Telephone: (213) 271-1737
Facsimile: (714) 361-3603
E-mail: mneri@firstam.com

9.2 Real Estate Commissions. Seller shall pay to Holliday Fenoglio Fowler, L.P. (hereinafter called "**Agent**") upon the Closing of the transaction contemplated hereby, and not otherwise, a commission in the amount set forth in a separate written commission agreement. Said commission shall in no event be earned, due or payable unless and until the transaction contemplated hereby is closed and fully consummated strictly in accordance with the terms of this Agreement. Buyer hereby represents and covenants that it has not hired a Broker to act on its behalf and that no Broker is acting on Buyer's behalf.

Except as set forth above with respect to Agent, neither Seller nor Buyer has authorized any broker or finder to act on any party's behalf in connection with the sale and purchase hereunder and neither Seller nor Buyer has dealt with any broker or finder purporting to act on behalf of any other party. Buyer agrees to indemnify and hold harmless Seller from and against any and all claims, losses, damages, costs or expenses of any kind or character arising out of or resulting from any agreement, arrangement or understanding alleged to have been made by Buyer or on Buyer's behalf with any broker or finder in connection with this Agreement or the transaction contemplated hereby. Seller agrees to indemnify and hold harmless Buyer from and against any and all claims, losses, damages, costs or expenses of any kind or character arising out of or resulting from any agreement, arrangement or understanding with Agent and/or any other person or entity alleged to have been made by Seller or on Seller's behalf with any broker or finder in connection with this Agreement or the transaction contemplated hereby. Notwithstanding anything to the contrary contained herein, this Section 9.2 shall survive the Closing or any earlier termination of this Agreement.

9.3 Entire Agreement. This Agreement embodies the entire agreement between the parties relative to the subject matter hereof, and there are no oral or written agreements between the parties, nor any representations made by either party relative to the subject matter hereof, which are not expressly set forth herein.

9.4 Amendment. This Agreement may be amended only by a written instrument executed by the party or parties to be bound thereby.

9.5 Headings. The captions and headings used in this Agreement are for convenience only and do not in any way limit, amplify, or otherwise modify the provisions of this Agreement.

9.6 Time of Essence. Time is of the essence of this Agreement; however, if the final date of any period which is set out in any provision of this Agreement falls on a Saturday, Sunday or legal holiday under the laws of the United States or the State of Texas, then, in such event, the time of such period shall be extended to the next day which is not a Saturday, Sunday or legal holiday.

9.7 Governing Law. This Agreement shall be governed by the laws of the State of Texas and the laws of the United States pertaining to transactions in such State.

9.8 Successors and Assigns; Assignment. This Agreement shall bind and inure to the benefit of Seller and Buyer and their respective successors and permitted assigns. This Agreement may be assigned to an affiliate of Buyer upon notice thereof to Seller, provided that the Buyer will continue to remain primarily liable under this Agreement notwithstanding any such assignment. Any assignment by the Buyer shall be subject to the condition that any assignee assume the obligations of the Buyer hereunder pursuant to an assignment and assumption agreement in form reasonably acceptable to the Seller.

9.9 Invalid Provision. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement; and, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by such illegal, invalid, or unenforceable provision or by its severance from this Agreement.

9.10 Attorneys' Fees. In the event it becomes necessary for either party hereto to file suit to enforce this Agreement or any provision contained herein, the party prevailing in such suit shall be

entitled to recover, in addition to all other remedies or damages, as provided herein, reasonable attorneys' fees incurred in such suit, both at trial and at all appellate levels.

9.11 Multiple Counterparts. This Agreement may be executed in a number of identical counterparts which, taken together, shall constitute collectively one agreement; in making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart with each party's signature. Facsimile and/or electronic signature pages shall be effective for purposes of this Section 9.11.

9.12 No Recordation. Seller and Buyer hereby acknowledge that neither this Agreement nor any memorandum or affidavit thereof shall be recorded in the public records of any county.

9.13. Tax-Deferred Exchange. Buyer and Seller acknowledge that either party may wish to structure this transaction, or any portion hereof, as a tax deferred exchange of like-kind property within the meaning of Section 1031 of the Internal Revenue Code of 1986, as amended. Each party agrees to reasonably cooperate with the other party to effect such an exchange; provided, however, that: (i) the cooperating party shall not be required to acquire or take title to any exchange property; (ii) the cooperating party shall not be required to incur any expense (excluding its own attorneys' fees) or liability whatsoever in connection with the exchange, including, without limitation, any obligation for the payment of any escrow, title, brokerage or other costs incurred with respect to the exchange; (iii) no substitution of the effectuating party shall release said party from any of its obligations, warranties or representations set forth in this Agreement, including without limitation delay of Closing, or from liability for any prior or subsequent default under this Agreement by the effectuating party, its successors or assigns, which obligations shall continue as the obligations of a principal and not of a surety or guarantor; (iv) the effectuating party shall give the cooperating party at least five (5) business days' prior notice of any proposed changes required to effect such exchange and the identity of any party to be substituted in the escrow; (v) the effectuating party shall be responsible for preparing all additional agreements, documents and escrow instructions (collectively, the "**Exchange Documents**") required by the exchange, at its sole cost and expense; and (vi) the effectuating party shall be responsible for making all determinations as to the legal sufficiency, tax consideration and other considerations relating to the proposed exchange, the Exchange Documents and the transactions contemplated thereby, and the cooperating party shall in no event be responsible for, or in any way be deemed to warrant or represent any tax or other consequences of the exchange transaction arising by reason of the cooperating party's performance of the acts required hereby.

9.14 Disclaimers by Seller.

A. Except as expressly set forth in this Agreement, it is understood and agreed that neither Seller nor Seller's members, managers, partners, agents, employees or representatives have at any time made and are not now making, and they specifically disclaim, any warranties, representations or guaranties of any kind or character, express or implied, with respect to the Property, including, but not limited to, warranties, representations or guaranties as to (a) matters of title (other than Seller's limited warranty of title to be contained in the Deed), (b) environmental matters relating to the Property, the Land and Improvements or any portion thereof, including, without limitation, the presence of "Hazardous Materials" (as defined below) in, on, under or in the vicinity of the Land and Improvements, (c) geological conditions, including, without limitation, subsidence, subsurface conditions, water table, underground water reservoirs, limitations regarding the withdrawal of water, and geologic faults and the resulting damage of past and/or future faulting, (d) whether, and to the extent to which, the Land or Improvements or any portion thereof is affected by any stream (surface or underground), body of water, wetlands, flood prone area, flood plain, floodway or special

flood hazard, (e) drainage, (f) soil conditions, including the existence of instability, past soil repairs, soil additions or conditions of soil fill, or susceptibility to landslides, or the sufficiency of any undershoring, (g) the presence of endangered species or any environmentally sensitive or protected areas, (h) zoning or building entitlements to which the Land or Improvements or any portion thereof may be subject, (i) the availability of any utilities to the Land or Improvements or any portion thereof including, without limitation, water, sewage, gas and electric, (j) usages of adjoining property, (k) access to the Land or Improvements or any portion thereof, (l) the value, compliance with the plans and specifications, size, location, age, use, design, quality, description, suitability, structural integrity, operation, title to, or physical or financial condition of the Land or Improvements or any portion thereof, or any income, expenses, charges, liens, encumbrances, rights or claims on or affecting or pertaining to the Property, the Land or Improvements or any part thereof, (m) the condition or use of the Land or Improvements or compliance of the Land or the Improvements with any or all past, present or future federal, state or local ordinances, rules, regulations or laws, building, fire or zoning ordinances, codes or other similar laws, (n) the existence or non-existence of underground storage tanks, surface impoundments, or landfills, (o) any other matter affecting the stability and integrity of the Land or Improvements, (p) the potential for further development of the Land or Improvements, (q) the merchantability of the Property, the Land or the Improvements or fitness of the Property, the Land or the Improvements for any particular purpose, (r) the truth, accuracy or completeness of the Due Diligence Items, (s) tax consequences, or (t) any other matter or thing with respect to the Property, the Land or the Improvements.

B. Buyer acknowledges and agrees that upon Closing, Seller shall sell and convey to Buyer and Buyer shall accept the Property "AS IS, WHERE IS, WITH ALL FAULTS". Except for the representations and warranties of Seller under Section 4.4 above, Buyer has not relied and will not rely on, and Seller has not made and is not liable for or bound by, any express or implied warranties, guarantees, statements, representations or information pertaining to the Property, the Land or the Improvements or relating thereto (including specifically, without limitation, property information packages distributed with respect to the Property) made or furnished by Seller, or any property manager, real estate broker, agent or third party representing or purporting to represent Seller, to whomever made or given, directly or indirectly, orally or in writing. Buyer represents that it is a knowledgeable, experienced and sophisticated Buyer of real estate and that it is relying solely on its own expertise and that of Buyer's consultants in purchasing the Property and shall make an independent verification of the accuracy of any documents and information provided by Seller. Buyer will conduct such inspections and investigations of the Property, the Land and the Improvements as Buyer deems necessary, including, but not limited to, the physical and environmental conditions thereof, and shall rely solely upon same. Buyer acknowledges that Seller has afforded Buyer a full opportunity to conduct such investigations of the Property, the Land and the Improvements as Buyer deemed necessary to satisfy itself as to the condition of the Property, the Land and the Improvements and the existence or non-existence or curative action to be taken with respect to any Hazardous Materials on or discharged from the Land and the Improvements, and will rely solely upon same and not upon any information provided by or on behalf of Seller or its agents or employees with respect thereto. Upon Closing, Buyer shall assume the risk that adverse matters, including, but not limited to, adverse physical or construction defects or adverse environmental, health or safety conditions, may not have been revealed by Buyer's inspections and investigations. Buyer hereby represents and warrants to Seller that: (a) Buyer is represented by legal counsel in connection with the transaction contemplated by this Agreement; and (b) Buyer is purchasing the Property for business, commercial, investment or other similar purpose and not for use as Buyer's residence. Each

of Seller and Buyer hereby waives any and all rights or remedies it may have or be entitled to, deriving from disparity in size or from any significant disparate bargaining position in relation to the other.

C. Buyer acknowledges that it will have the opportunity to inspect the Property, observe its physical characteristics and existing conditions and the opportunity to conduct such investigation and study on and of the Property, the Land and the Improvements and adjacent areas as Buyer deems necessary, and subject to the terms of this Agreement Buyer hereby FOREVER RELEASES AND DISCHARGES Seller from all responsibility, obligation, and liability, including without limitation, liabilities under CERCLA, regarding the condition, valuation, salability or utility of the Property, the Land or the Improvements or their suitability for any purpose whatsoever (including, but not limited to, with respect to the presence in the soil, air, structures and surface and subsurface waters, of Hazardous Materials or other materials or substances that have been or may in the future be determined to be toxic, hazardous, undesirable or subject to regulation and that may need to be specially treated, handled and/or removed from the Land or the Improvements under current or future federal, state and local laws, regulations or guidelines, and any structural and geologic conditions, subsurface soil and water conditions and solid and hazardous waste and Hazardous Materials on, under, adjacent to or otherwise affecting the Land or the Improvements. Buyer further hereby WAIVES (and by Closing this transaction will be deemed to have WAIVED) any and all objections, complaints, claims and causes of action (including, but not limited to, federal, state and local statutory and common law based actions, and any private right of action under any federal, state or local laws, regulations or guidelines to which the Land or the Improvements is or may be subject, including, but not limited to, CERCLA) concerning the physical characteristics and any existing conditions of the Land or the Improvements. Buyer further hereby assumes the risk of changes in applicable laws and regulations relating to past, present and future environmental conditions on the Land or the Improvements and the risk that adverse physical characteristics and conditions, including, without limitation, the presence of Hazardous Materials or other contaminants, may not have been revealed by its investigation.

D. For purposes hereof, "Hazardous Materials" means "Hazardous Material", "Hazardous Substance", "Pollutant or Contaminant", and "Petroleum" and "Natural Gas Liquids", as those terms are defined or used in Section 101 of CERCLA, and any other substances regulated because of their effect or potential effect on public health and the environment, including, without limitation, PCBs, lead paint, asbestos, urea formaldehyde, radioactive materials, putrescible materials, and infectious materials.

E. Buyer agrees to indemnify, defend and hold Seller harmless of and from any and all liabilities, claims, demands, and expenses of any kind or nature to the extent arising or accruing after Closing and which are in any way related to the ownership, maintenance, or operation of the Property, the Land or the Improvements by Buyer and its successors and assigns, including, without limitation, in connection with Hazardous Materials.

F. The terms and conditions of this Section 9.14 shall expressly survive the Closing without time limitation, and not merge with the provisions of any closing documents.

G. The Buyer hereby waives and agrees not to commence any action, legal proceeding, cause of action or suits in law or equity, of whatever kind or nature relating to the physical condition of the Property (whether in whole or in part), including, but not limited to, a private right of action under the federal Superfund laws, 42 U.S.C. Sections 9601 et seq., and other similar

federal, state, foreign and local laws (as such laws and statutes may be amended, supplemented or replaced from time to time), directly or indirectly, against the Seller, their partners, members, directors, officers, employees, managers, representatives, property and asset managers, attorneys and affiliates or their agents in connection with losses, liabilities, claims, demands, damages (of any nature whatsoever), causes of action, costs, penalties, fines, judgments, reasonable attorneys' fees, consultants' fees (collectively, the "**Claims**"). In this connection and to the greatest extent permitted by law, the Buyer hereby agrees, represents and warrants that the Buyer realizes and acknowledges that factual matters now known or unknown to it may have given or may hereafter give rise to causes of action, claims, demands, debts, controversies, damage, costs, losses and expenses which are presently unknown, unanticipated and unsuspected, and the Buyer further agrees, represents and warrants that the waivers and releases herein have been negotiated and agreed upon in light of that realization and that the Buyer nevertheless hereby intends to release, discharge and acquit the Seller from any such unknown Claims, debts, and controversies which might in any way be included as a material portion of the consideration given to the Seller by the Buyer in exchange for the Seller's performance hereunder.

H. The Seller has given the Buyer material concessions regarding this transaction in exchange for the Buyer agreeing to the provisions of this Section 9.14. The Seller and the Buyer have each initialed this Section 9.14 to further indicate their awareness and acceptance of each and every provision hereof. The provisions of this Section 9.14 shall survive the Closing and shall not be deemed merged into any instrument or conveyance delivered at the Closing.

SELLER'S INITIALS: ____________ BUYER'S INITIALS: ____________

9.15 Effective Date. As used herein, the term "Effective Date" shall mean the date the Title Company receipts this Agreement.

9.16 Exhibits. The following exhibits are attached to this Agreement and are incorporated into this Agreement by this reference and made a part hereof for all purposes:

(a) Exhibit A, Legal Description of the Land

(b) Exhibit B, List of Due Diligence Items

(c) Exhibit C, Form of Deed

(d) Exhibit D, Form of Assignment

(e) Exhibit E, List of Personal Property

(f) Exhibit F, List of Contracts

(g) Exhibit G, Rent Roll

(h) Exhibit H, Form of Tenant Notice Letter

(i) Exhibit I, Non-Foreign Person Affidavit

(j) Exhibit J, Form of Tenant Estoppel

(k) Exhibit K, List of Leasing Costs

9.17 Confidentiality. Seller and Buyer hereby covenant and agree that, at all times after the Effective Date and continuing after the Closing, unless consented to in writing by the other party (which consent may be granted or withheld in the sole discretion of the party whose consent is being requested), no press release or other public disclosure concerning this transaction shall be made by or on behalf of Seller or Buyer, and each party agrees to use best efforts to prevent disclosure of this transaction by any third party. Additionally, Buyer shall not be permitted to contact or communicate with any on-site employees of Seller or any affiliate of Seller, without Seller's prior written consent, including without limitation any communication concerning future employment; nor shall Buyer be entitled to contact or communicate with any tenant of the Property, without Seller's prior written consent and without a representative of Seller being present. Notwithstanding the foregoing, (i) each party shall be entitled to make disclosures concerning this Agreement and materials provided hereunder to its lenders, investors, attorneys, accountants, employees, agents and other service professionals as may be reasonably necessary in furtherance of the transactions contemplated hereby, and (ii) each party shall be entitled to make such disclosures concerning this Agreement and materials provided hereunder as may be necessary to comply with any law, regulation, court order or directive of any applicable governmental authority. The provisions of this Section 9.17 shall survive Closing or any termination of this Agreement. Notwithstanding anything contained herein to the contrary, Buyer agrees to provide Seller a draft press release ten (10) days prior to Closing and Seller shall have five (5) business days upon its receipt to consent to the provisions in said release, which consent shall not be unreasonably withheld or denied. If Seller does not object to Buyer's press release within five (5) business days, Seller shall be deemed to have approved Buyer's press release. Seller and Buyer agree to use best efforts to finalize Buyer's press release prior to Closing.

9.18 Intentionally omitted.

9.19 Expiration of Offer. The offer of Seller extended by the delivery of this Agreement to Buyer shall be automatically revoked unless Buyer shall execute an original of this Agreement and deliver same to Title Company on or before June 12, 2015.

9.20 Water Code Notice. In the event that the Property is located in a district created under Title 4 of the Texas Water Code (General Law Districts) or by a special Act of the legislature that is providing or proposing to provide, as the district's principal function, water, sanitary sewer, drainage, and flood control or protection facilities or services, or any of these facilities or services that have been financed or are proposed to be financed with bonds of the district payable in whole or part from taxes of the district, or by imposition of a standby fee, if any, to household or commercial users, other than agricultural, irrigation, or industrial users, and which district includes less than all the territory in at least one county and which, if located within the corporate area of a city, includes less than 75 percent of the incorporated area of the city or which is located outside the corporate area of a city in whole or in substantial part, and is subject to the requirements of Section 49.452 of the Texas Water Code, then Seller shall prepare and give to Buyer the written notice that is required by Section 49.452 of the Texas Water Code.

[Signature page to follow]

Executed by Seller and Buyer to be effective as of the Effective Date.

SELLER:

KWI ASHFORD WESTCHASE BUILDINGS, L.P., a Delaware limited partnership

By: KWI Ashford Westchase General Partner, L.L.C., a Delaware limited liability company, its sole general partner

By: ______________________
Name: ______________________
Title: ______________________

BUYER:

HARTMAN XX LIMITED PARTNERSHIP, a Texas limited partnership

By: Hartman XX REIT GP, LLC, a Texas limited liability company, its sole general partner

By: ______________________
Name: Allen R. Hartman
Title: President

The undersigned Title Company hereby acknowledges receipt of a fully executed copy of this Agreement.

TITLE COMPANY:

First American Title Insurance Company

By:______________________________
Name:____________________________
Title:_____________________________

Date of Receipt of Agreement by Title Company:

June _____, 2015

The undersigned Title Company hereby acknowledges receipt of the initial earnest money deposit in the amount of Five Hundred Thousand and No/100 Dollars ($500,000.00), and agrees to hold and dispose of the Initial Deposit and all later deposits in accordance with the provisions of this Agreement. Seller and Buyer hereby designate the Title Company as the "Real Estate Reporting Person" with respect to the transaction contemplated by this Agreement, for purposes of compliance with Section 6045(e) of the Tax Reform Act of 1986, as amended, and the Title Company, by its execution below, hereby accepts such designation.

TITLE COMPANY:

First American Title Insurance Company

By:______________________________
Name:____________________________
Title:_____________________________

Date of Receipt of Initial Deposit by Title Company:

June ____, 2015

Broker executes this Agreement in the space provided below on the _____ day of June, 2015, for the purposes of (i) acknowledging and agreeing to the terms of Section 9.2 of this Agreement, and (ii) acknowledging and agreeing that Broker expressly is bound by all the terms, covenants, restrictions and conditions contained in Section 9.17 of this Agreement.

BROKER:

Holliday Fenoglio Fowler, L.P.

By:______________________________
Name:____________________________
Title:_____________________________

EXHIBIT A
TO PURCHASE AND SALE AGREEMENT

LEGAL DESCRIPTION

DESCRIPTION of a 5.076 acre (221,116 square feet) tract of land situated in the City of Houston, Harris, County, Texas, out of the William Hardin Survey, Abstract Number 24 and being all of Restricted Reserve "A", WHITTINGTON PLACE, as recorded by plat in Volume 322, Page 145 of the Harris County Map Records, also being the same tract of land described in the Special Warranty Deed to Amro Realty Company, L.C. recorded under Harris County Clerk's File No. N784354, said 5.076 acre tract of land being more particularly described as follows with bearings based on said plat of WHITTINGTON PLACE:

BEGINNING at a 5/8-inch iron rod found in the northerly right-of-way line of Whittington Drive (a 60 foot wide right-of-way) for the southeast corner of said WHITTINGTON PLACE and the herein described tract of land, also being the southwest corner of the called 2.75 acre tract of land described in the General Warranty Deed to Farmers New World Life Insurance Company recorded under Harris County Clerk's File No. J223273;

THENCE, with the northerly right-of-way line of Whittington Drive the following:

South 83° 24' 11" West a distance of 36.66 feet to an "X" cut in concrete found in a driveway for the point of curvature of a curve to the right having a radius of 490.00 feet;

Southwesterly with said curve to the right through a central angle of 03° 08' 02", an arc distance of 26.80 feet to a 5/8-inch iron rod found for the point of tangency of said curve;

South 86° 32' 13" West, a distance of 456.54 feet to a 5/8-inch iron rod found for the southwest corner of the herein described tract of land and being the southeast corner of the called 1.936 acre tract of land described in the Special Warranty Deed to Jaydot, Inc. recorded under Harris County Clerk's File No. P201318;

THENCE, departing the northerly right-of-way line of Whittington Drive with the easterly line of said 1.936 acre tract, North 03° 27' 22" West, a distance of 400.09 feet to a 5/8-inch iron rod found for corner;

THENCE, continuing with the easterly line of said 1.936 acre tract, North 58° 06' 32" East a distance of 62.69 feet to a 5/8-inch iron rod found for the most northerly northwest corner of the herein described tract of land and being in the southerly line of Unrestricted Reserve "A" of ASHFORD WEST, SECTION ONE, as recorded by plat in Volume 145, Page 124 of the Harris County Map Records.

THENCE, with the southerly line of said Unrestricted Reserve "A" of ASHFORD WEST, SECTION ONE, North 87° 20' 53" East a distance of 464.85 feet to a 5/8-inch iron rod found for the northeast corner of the herein described tract of land and being the northwest corner of the aforementioned called 2.75 acre tract;

THENCE, with the westerly line of said 2.75 acre tract, South 03° 27' 22" East a distance of 420.62 feet to the POINT OF BEGINNING and containing a computed area of 5.076 acres (221,116 square feet) of land. This description is based on a ground survey completed on February 5, 1997, updated October 4, 2000, and revised January 19, 2001, Clark Surveying Company Job No. 97-02-3937.

EXHIBIT B
TO PURCHASE AND SALE AGREEMENT

LIST OF DUE DILIGENCE ITEMS

Seller shall deliver the following to Buyer through a secure website or make available at the Property to the extent such items are in Seller's possession and control:

1. Copies of all Leases, including any and all modifications or amendments thereto.

2. A certified rent roll for the Property for the month in which this Agreement is executed, or if not yet available, the most recently available month, in the form customarily prepared for Seller by the current manager of the Property and copies of the 2014 quarter-ending rent rolls.

3. Copies of all vendor and service contracts to which Seller is a party that are currently in effect with respect to the Property, including, but not limited to, all agreements for the provision of janitorial, maintenance, trash removal, landscaping and security services, to the extent in Seller's possession.

4. Copies of all leasing commission agreements with respect to the Property to which Seller is a party.

5. Operating statements for the Property for the past three (3) years and end of Q2 2015 (or the period of Seller's ownership of the Property or whatever is in Seller's possession, if either less) in the format customarily prepared for Seller by the current manager of the Property and, to the extent not covered in the Operating Statements, 2013 & 2014 CAM reconciliations/estimates, and a YTD expense general ledger in the format customarily prepared for Seller by the current manager of the Property.

6. An inventory of the Personal Property, if any, to be conveyed to Buyer at Closing.

7. Copies of the ad valorem and personal property tax statements covering the Property for the current tax year (if available) and for the previous two (2) years (or the period of Seller's ownership of the Property, if less).

8. All Governmental licenses and permits issued to Seller with respect to the Property to the extent in Seller's possession, including specifically, without limitation, building permits, certificates of occupancy, and special or conditional use permits in Seller's possession.

9. Plans and specifications for the Improvements, to the extent in Seller's possession.

10. Copies of all guaranties and warranties covering the Property, to the extent in Seller's possession.

11. Any current environmental reports prepared for Seller with respect to the Property which are in Seller's possession.

12. A schedule of all tenant deposits (security or otherwise), which schedule may be a part of the rent roll.

13. Existing land title survey for the real property.

14. A copy of Seller's standard lease form in Word format.

15. A historical occupancy report by year for the last two (2) years.

16. A schedule of historical capital expenditures on the real property during the calendar year 2013, 2014, and 2015 (YTD).

17. An aging report detailing current payment delinquencies of any tenants.

18. A description of all threatened and pending litigation that affects the real property.

19. Billing information for tenant expense reimbursements (common area maintenance, taxes, insurance, etc.) for 2013 and 2014.

20. 2014 and 2015 Q2 revenues and the 2015 (year-to-date).

21. A copy of the 2015 operating expense budget.

22. Copies of all utility accounts which will be transferred to Buyer at closing.

23. Documentation reflecting expenses incurred in connection repair and maintenance projects performed in the prior two (2) years where the expenses exceeded $20,000.

24. Copies of any documents regarding any roof, foundation and pest control (including termite) work performed on the Improvements and the bonds and for warranties of said work, if any.

25. Copies of all orders of any governmental agencies respecting any claimed violation of any federal, state or local law, ordinance, rule, regulation, requirement or order affecting the Property, including any notices received regarding the Property.

26. List of Tenant Improvement allowances owed to tenants and expiration dates.

EXHIBIT C
TO PURCHASE AND SALE AGREEMENT

NOTICE OF CONFIDENTIALITY RIGHTS: IF YOU ARE A NATURAL PERSON, YOU MAY REMOVE OR STRIKE ANY OR ALL OF THE FOLLOWING INFORMATION FROM ANY INSTRUMENT THAT TRANSFERS AN INTEREST IN REAL PROPERTY BEFORE IT IS FILED FOR RECORD IN THE PUBLIC RECORDS: YOUR SOCIAL SECURITY NUMBER OR YOUR DRIVER'S LICENSE NUMBER.

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

SPECIAL WARRANTY DEED

_______________________________, a _________________________ ("**Grantor**"), whose mailing address is ____________________________________, Attn: __________________, for and in consideration of the sum of TEN AND NO/100 DOLLARS ($10.00) paid to Grantor, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, by these presents does hereby grant, bargain, sell and convey unto __________________, a ____________________ ("**Grantee**"), whose mailing address is ______________________________, all that certain land located in Harris County, Texas, such land being more particularly described on **Exhibit A** attached hereto and incorporated herein by reference, together with all improvements located thereon (such land and improvements being collectively referred to as the "**Property**"), and all rights, benefits, privileges, easements, tenements, hereditaments and appurtenances thereon or appertaining thereto.

This conveyance is made by Grantor and accepted by Grantee subject to the matters set forth in **Exhibit B** attached hereto and incorporated herein (hereinafter referred to collectively as the "Permitted Encumbrances").

TO HAVE AND TO HOLD the Property, together with all and singular the rights and appurtenances thereto in any wise belonging, unto Grantee, its successors and assigns, forever; and, subject to the Permitted Encumbrances, Grantor does hereby bind itself and its successors to WARRANT AND FOREVER DEFEND all and singular the Property unto Grantee, its successors and assigns, against every person whomsoever lawfully claiming or to claim the same, or any part thereof by, through or under Grantor, but not otherwise.

[Signature page to follow]

EXECUTED as of the ____ day of _______________, 2015.

GRANTOR:

____________________________________,
a _____________________

By: ____________________________,
a _________________,
its _____________

By: ___________________________
Name:__________________________
Title:__________________________

STATE OF CALIFORNIA }
} ss.
COUNTY OF ______________ }

On _____________, 2015, before me, ______________________________, Notary Public, personally appeared ___________________, proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her authorized capacity, and that by his/her signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

WITNESS my hand and official seal.

____
Notary Public, State of California

(NOTARY SEAL ABOVE)

Exhibit A
To Special Warranty Deed

Legal Description

[To be attached at Closing]

Exhibit B
To Special Warranty Deed

Permitted Exceptions

[To be attached at Closing]

EXHIBIT D
TO PURCHASE AND SALE AGREEMENT

ASSIGNMENT AND ASSUMPTION OF PERSONAL PROPERTY, LEASES AND SERVICE CONTRACTS

THE STATE OF TEXAS §
§
COUNTY OF HARRIS §

__________________________, a ___________________ (“**Assignor**”), for and in consideration of the sum of Ten and No/100 Dollars ($10.00) and other good and valuable consideration to it in hand paid by __________________________________, a __________________ (“**Assignee**”), the receipt and sufficiency of which are hereby acknowledged, assigns to Assignee, all of Assignor’s right, title, and interest in and to the properties or agreements described below located in, affixed to and/or arising or used in connection with the improved property (the “**Project**”) situated on the land in the County of Harris, State of Texas, more particularly described on ***Exhibit A*** attached hereto and made a part hereof for all purposes (the “**Land**,” which together with the Project is sometimes hereinafter called the “**Property**”):

(a) All fixtures, equipment, machinery, building materials, furniture, furnishings, and other personal property owned by Assignor (the “**Personal Property**”), including without limitation those items of personal property listed on ***Exhibit B*** attached hereto and incorporated herein, and located on, attached to, or used in connection with the operation and maintenance of the Property;

(b) Any tenant leases for space in the Project (the “**Leases**”), together with all refundable security deposits owned or held by Assignor pursuant to the Leases, which Leases are described in the rent roll provided by Assignor to Assignee on or about the date hereof; and

(c) Those certain contracts relating to the ownership and operation of the Property (the “**Service Contracts**”) described on ***Exhibit C*** attached hereto.

Assignee hereby assumes and agrees to perform all obligations hereafter arising under the Leases and the Service Contracts, and Assignee further agrees to indemnify and hold Assignor harmless from and against any and all claims, causes of action, costs and expense hereafter incurred by Assignor as a result of Assignee’s failure to perform its obligations under the Leases and Service Contracts hereby so assumed.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, Assignor and Assignee have executed this Assignment and Assumption of Personal Property, Leases and Service Contracts to be effective as of the _____ day of __________________, 2015.

ASSIGNOR:

____,
a ________________________

By: ________________________________,
a __________________,
its ________________

By:________________________________
Name:______________________________
Title:_______________________________

ASSIGNEE:

____,
a ________________________

By:______________________________________
Name:____________________________________
Title:_____________________________________

Exhibit A
to Assignment

LEGAL DESCRIPTION

[To be attached at Closing]

Exhibit B
to Assignment

PERSONAL PROPERTY

[To be attached at Closing]

Exhibit C
to Assignment

SERVICE CONTRACTS

[To be attached at Closing]

EXHIBIT E
TO PURCHASE AND SALE AGREEMENT

LIST OF PERSONAL PROPERTY

Suite 570 office furniture

1	round conference table
5	chairs
1	credenza with doors
3	wood lateral filing cabinets
1	4 drawer metal lateral filing cabinet beige
3	4 drawer meal lateral filing cabinets grey
1	5 drawer metal filing cabinet
1	small work table
2	large work tables
1	round kitchen table
4	wire chairs
1	refrigerator
1	executive desk with attached return and attached 4 drawer credenza
1	executive high back desk chair
1	4 shelf wood bookcase 5'
1	5 shelf wood bookcase 6'
2	3 shelf wood bookcase 44" X 36"
2	guest chairs
2	guest chairs leather
1	side round side table
1	secretary wood desk 2 drawer
1	unattached wood credenza 2 drawer
1	secretary chair leather

Suite 660 conference room

1	8' wood conference table
6	high back leather chairs

For clarification purposes, all computer equipment, photocopiers, fax machines and other office equipment and office furniture specific to the two Kennedy Wilson employees at the Property but that are not part of the management team is specifically excluded from the Personal Property being conveyed.

EXHIBIT F
TO PURCHASE AND SALE AGREEMENT

LIST OF SERVICE CONTRACTS

1. Service Agreement for Automated Building Services dated January 16, 2006, by and between Seller and Automated Building Services.

2. Service Agreement for Elevator Maintenance dated November 1, 2015, by and between Amtech Elevator Services and Seller (incorrectly reflected as KWI Ashford Westchase, L.P.).

3. Service Agreement dated September 20, 2004, by and between Commercial Sound & Satellite Network, Inc., and Kennedy Wilson.

4. Service Agreement dated for Western Horticultural Services, Inc., dated July 1, 2005, by and between Western Horticultural Services, Inc., and Seller by and through Kennedy Wilson, Seller's agent.

5. Service Agreement with Pleasing Plants.

6. Service Agreement with Bugtime.7.

7. Service Agreement with Mercury Fire and Alarm.

8. Service Agreement with Condurre Security.

[LIST OF CONTRACTS TO BE UPDATED AS NECESSARY DURING THE TERM OF THE AGREEMENT]

EXHIBIT G
TO PURCHASE AND SALE AGREEMENT

RENT ROLL

[See attached]

Building Id: 3213

MASTER TENANT LIST
Ashford Crossing II
May 2015

Page: 1
Date: 6/2/2015 3:20:19 PM

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
Month to Month Suites										
199	005054	Vending Room	M	533		0.00	6/1/2002	6/30/2002	0.00	
570	HO5867	Kennedy Wilson Properties	M	428	606.33	17.00	1/1/2007	1/31/2007	7.54	2004
570A	HO5660	Kennedy Wilson	M	1,935		0.00	6/1/2005	6/30/2005	0.00	
New Leases										
160	3213	Rignet, Inc.	N	9,044	13,566.00	NEW	6/1/2015	8/31/2018		
675	3213	SprintCom, Inc.	N	312	499.98	NEW	7/1/2015	6/30/2020		
Vacant Suites										
180	3213	VACANT	V	4,226	6,339.00	18.00				
185	3213	VACANT	V	2,158	3,237.00	18.00				
250	3213	VACANT	V	2,248	3,372.00	18.00				
270	3213	VACANT	V	2,398	3,597.00	18.00				
403	3213	VACANT	V	1,809	2,713.50	18.00				

Suite 199 — Notes:
MISC - Vending Room

Suite 570 — Lease Options
CAN - Either party may cancel with 30 - days prior written notice.

Notes:
LATECHG - 5% after the 5th, plus 12% - annual interest.
MISC - Holdover - 200%
MISC2 - Multi-Family Office
OPE - Expense Stop - 2004 Base Year, - grossed up to 95%.
SECDPST - None
AMNDMNT - Tenant since 1/1/04. M-T-M - lease eff. 1/1/07.

---Rent Steps---

Cat	Date	Monthly Amount	
OER	1/1/2007	29.40	0.82
OER	4/1/2007	6.47	0.18
OER	4/1/2008	21.55	0.60
OER	1/1/2009	35.00	0.98
OER	1/1/2010	21.00	0.59
OER	1/1/2011	22.00	0.62
OER	1/1/2012	12.00	0.34
OER	1/1/2015	28.23	0.79
RNT	1/1/2007	606.33	17.00

Suite 570A — Notes:
MISC - Management Office

MASTER TENANT LIST
Ashford Crossing II

May 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
415	3213	VACANT	V	2,218	3,327.00	18.00				
530	3213	VACANT	V	1,018	1,527.00	18.00				
540	3213	VACANT	V	1,775	2,662.50	18.00				
590	3213	VACANT	V	1,065	1,597.50	18.00				
660	3213	VACANT	V	812	1,218.00	18.00				

Occupied Suites

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
175	HO10730	UAS International Trip Support	L	6,920	10,380.50	18.00	2/1/2015	1/31/2025	0.00	2015

Lease Options

CAN - One time option at the end of the 36th month with 6 months written notice with penalty consisting of unamortized leasing costs

RFR - Tenant shall have one time ROFR on contiguous space on the east side of Floor 1. Matching offer with 5 days to respond.

Notes:

HOLDOVR - 150%

LATECHG - 5% after the 5th, plus 12% annual interest.

MISC - Additional Security Hours-8 hours a day to be charged back to tenant

OPE - Base Year 2015

PARKING - 13 uncovered/unreserved spaces and 4 reserved garage spaces on the first level at no charge.

SECDEP - $11,919.25

SINCE - Tenant since 2015

SUBTEN - Tenant must obtain landlord consent to sublease. Written notice to landlord at least 30 days prior.

---Rent Steps---

Cat	Date	Monthly Amount	PSF
RNT	2/1/2015	10,380.50	18.00
RNT	2/1/2016	10,668.33	18.50
RNT	2/1/2017	10,956.67	19.00
RNT	2/1/2018	11,245.00	19.50
RNT	2/1/2019	11,533.33	20.00
RNT	2/1/2020	11,821.67	20.50
RNT	2/1/2021	12,110.00	21.00
RNT	2/1/2022	12,398.33	21.50
RNT	2/1/2023	12,686.67	22.00
RNT	2/1/2024	12,975.00	22.50

MASTER TENANT LIST
Ashford Crossing II

May 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
220	HO10797	RAC Conference Center, Inc.	L	12,285	16,891.88	16.50	1/1/2015	3/31/2020	0.00	

Lease Options

CAN - One time right after the 38th month of the lease to terminate with 6 months written notice.

RFR - ROFO on the balance of the 2nd floor with 5 days to respond.

REN - One option to revew for 3 or 5 years with no less than 6 and no more than 9 months notice.

Notes:

AMNDMNT - Tenant expanded into Suite 220 under 1st Amendment to lease of Suite 226.

ASGNSUB - Written notice to landlord at least 30 days prior.

CLEANNG - Cleaning service to be provided to the restrooms no less than 6 times per day.

CONCESS - 100% Base Rent Credit 1/1/15-3/31/15

HOLDOVR - 150%

LATECHG - 5% after 5 days plus 12% interest.

OPE - Base Year 2013

RELOCTN - Landlord has right to relocate tenant after 120 days written notice. Landlord shall pay all relocation costs and may require tenant to extend lease so that no less than 60 months remain. If tenant finds space unacceptable, tenant has right to terminate with 30 days written notice.

SECDEP - None

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	1/1/2015	-16,891.88	-16.50
OER	1/1/2015	149.58	0.15
RNT	1/1/2015	16,891.88	16.50
RNT	4/1/2016	17,403.75	17.00
RNT	4/1/2017	17,915.63	17.50
RNT	4/1/2018	18,427.50	18.00
RNT	4/1/2019	18,939.38	18.50
TIA	4/1/2015	-10,672.70	-10.43

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
226	HO9584	RAC Conference Center, Inc.	L	3,724	5,586.00	18.00	5/7/2013	3/31/2020	0.00	2013

Lease Options

CAN
- One time cancellation right after
- the 38th month of the lease-with 6
- months written notice. Penalty
- consists of all unamortized costs,
- which must be paid with notice.

RFR
- Right of First Offer on the balance
- of the 2nd floor with 5 days to
- respond at prevailing market rate.

REN
- One option to renew for 3 or 5
- years with no less than 6 and no
- more than 9 months notice at the
- prevailing market rate.

Notes:

EXPENSE
- Base Year 2013

LATECHG
- Five percent after five days
- plus twelve percent interest

SECDEP
- Security Deposit $5,586.00

AMNDMNT
- First-It is the intention of the 1st
- Amendment to expand the
- leased square footage to include
- the 12,285 sf known as Suite
- 220, commencing 1/1/15

ASSNSUB
- Tenant may sublease space,
- with at least 30 days prior
- written notice to landlord.

CLEANNG
- Cleaning service to be provided
- to restrooms no less than 6
- times per day.

HOLDOVR
- 150%

PARKING
- 3.2 unreserved/uncovered
- spaces per 1,000 rsf from
- 7:00am-5:30pm on weekdays;
- 12.5 unreserved/uncovered
- spaces per 1,000 rsf from
- 5:30pm-10:00pm on weekdays &
- 7:00am-10:00pm on weekends.
- Tenant has right to convert up to
- 2 spaces to Carport/Reserved &
- up to 2 covered/reserved in the
- garage at no charge for
- remainder of term.

RELOCTN
- Landlord has right to relocate
- tenant with 120 days written
- notice. Landlord to pay all
- relocation costs. If relocation
- space is unacceptable, tenant

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

- has right to terminate lease with
- 30 day written notice of intent
- not to relocate.

ALLOWNC - Tenant exercised 1st
- Amendment clause to take
- Improvement Allowance against
- Base Rent for the months
- 4/15-6/15

---Rent Steps---

Cat	Date	Monthly Amount	PSF
OER	1/1/2015	45.34	0.15
RNT	5/7/2013	2,637.83	8.50
RNT	10/1/2013	5,275.67	17.00
RNT	5/1/2014	5,430.83	17.50
RNT	5/1/2015	5,586.00	18.00
RNT	4/1/2016	5,275.67	17.00
RNT	4/1/2017	5,430.83	17.50
RNT	4/1/2018	5,586.00	18.00
RNT	4/1/2019	5,741.17	18.50

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
228	HO9363	Voxofon, LLC	L	716	1,014.33	17.00	9/1/2012	10/31/2015	0.00	2012

Notes:

CONCESS - Tenant to receive free month
- rent 9/1/12-9/30/12 and
- 10/1/13-10/31/13

HOLDOVR - 200% of the rent payable in the
- last month of the lease

LATECHG - 5% after 5 days plus 12%
- interest

OPER - Tenant's proportionate share is
- .449% - 2012 Base Year

PARKING - 7 uncovered/unreserved at no
- charge

RELOCAT - Landlord shall have right not
- less than 30 days written notice
- to locate substitute comparable
- space with no rental increase

SECDEP - $1,014.33

SUB/ASS - Tenant must obtain Landlord
- written notice at least 30 days
- prior

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	9/1/2012	-954.67	-16.00
CON	10/1/2013	-984.50	-16.50
RNT	9/1/2012	954.67	16.00
RNT	10/1/2013	984.50	16.50
RNT	11/1/2014	1,014.33	17.00

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
300	HO6643	Rignet, Inc.	L	34,611	54,121.13	18.76	5/13/2011	8/31/2018	8.54	2006

Lease Options

RFR - Ongoing right to approximatelly 9,000 feet on level 1. Landlord agrees to hold ROFR space off of the market through 3/31/15. Tenant shall have 7 days to accept or reject offer.

CAN - One-time option w/ penalty of unamort LC & TI plus one month of base rent on the last day of the 18th month with no less than 9 months notice. Option expires 5/1/16

Notes:

HOLDOVR - Holdover - 200%

LATECHG - 5% after the 5th, plus 12% interest.

SECDPST - $6,472.96 transferred from #505.

SINCE - Tenant since 8/1/03 (#505)

TENFINI - TI overage of $22,154 amortized at 10% over remaining term of lease (7/1/06-6/30/12)

CONCESS - Rent Abatement of $15,029.81 from 12/1/12-12/31/12 and $21,880.50 from 12/1/13-1/31/14.

MISC - Tenant occupies Suites 130 (355 sf), Storage I (928 sf), 222 (5,437 sf), 300 (27,891 sf) and 301 (9,669 sf) for a total of 34,611 sf

AMNDMNT - Third-Relocated from #505 (5,070 sf). Fourth-#130 & #140 storage spaces incorporated into #300. Fifth-took total of 15,206. Seventh-expanded 4,299 sf for a total of 19,505 RSF. Eighth-expanded 9,669 sf for a total of 29,174 sf. Ninth-expanded into #222 (5,437 sf) for a total of 34,611 sf.. Tenth-renewed for 36 months effective 9/1/15.

OPE - Expense Stop - 2006 Base Year, 100% gross-up, 3% cap on

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
401	HO7615	Express Personnel West HoustonL		2,754	3,844.13	16.75	7/1/2008	10/31/2017	0.00	2008

- controllables excluding utilities
- and insurance, 10% cap on
- taxes. Per 8th Amendment,
- effective 2/1/13, 2013 Base
- Year grossed up to 95%
- occupancy on 9,669 sf of
- expansion. Per 9th Amendment,
- effective 9/1/13, 2013 Base
- Year on 5,437 sf expansion
- space. Per 10th Amendment,
- effective 9/1/15, 2015 Base
- Year, grossed up to 95%.

PARKING
- Tenant entitled to 12 additional
- unreserved/uncovered parking
- spaces (for a total of 67) and 10
- additional reserved/covered
- spaces (for a total of 41) at no
- charge. Effective with 10th
- Amendment, 41 covered spaces
- and 67 uncovered spaces.

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	12/1/2012	-15,029.81	-5.21
CON	12/1/2013	-21,880.50	-7.59
RNT	5/13/2011	28,583.24	9.91
RNT	7/1/2011	28,855.22	10.00
RNT	12/1/2011	24,286.26	8.42
RNT	1/1/2012	29,123.26	10.10
RNT	7/1/2012	29,257.50	10.14
RNT	12/1/2012	30,069.92	10.43
RNT	2/1/2013	44,976.58	15.59
RNT	9/1/2013	52,679.00	18.26
RNT	2/1/2014	53,894.59	18.69
RNT	3/1/2014	54,121.13	18.76
RNT	9/1/2015	54,800.75	19.00
RNT	9/1/2016	56,242.88	19.50
RNT	9/1/2017	57,685.00	20.00

Notes:

HOLDOVR
- 200% of the rent payable in the
- last month of the lease

LATECHG
- 5% after 5 days plus 12%
- interest

OPE
- 2008 Base Year - 1.708%
- Tenant's Proportionate Share

PARKING
- 6 uncovered/unreserved and 3
- covered/reserved in the Garage

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

- at no charge
SECDEP - $4,360.50
AMNDMNT - 2nd-Extended lease to 10/31/17
CONCESS - Half month free rent
- 10/1/14-11/30/14

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	7/1/2008	-4,016.25	-17.50
CON	10/1/2014	-1,922.07	-8.38
OER	1/1/2009	129.00	0.56
OER	1/1/2015	33.53	0.15
RNT	7/1/2008	4,016.25	17.50
RNT	8/1/2010	4,131.00	18.00
RNT	8/1/2011	4,245.75	18.50
RNT	8/1/2012	4,360.50	19.00
RNT	9/1/2013	3,786.75	16.50
RNT	10/1/2014	3,844.13	16.75
RNT	11/1/2015	3,958.89	17.25
RNT	10/1/2016	4,073.63	17.75

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
402	HO10768	Geoseismos, LLC	L	1,455	2,182.50	18.00	1/1/2015	1/31/2018	0.00	2015

Notes:
HOLDOVR - 200% payable in the last month
- of the lease.
ASGNSUB - Tenant must obtain landlord
- consent to sublet with at least
- 30 days prior written notice.
CONCESS - 100% Base Rent Credit
- 1/1/15-1/31/15
LATECHG - Five percent after five days
- plus twelve percent interest.
OPE - Base Year 2015
PARKING - 4 uncovered/unreserved spaces
- at no charge.
RELOCTN - Landlord shall have right to
- relocate tenant; not less than 30
- days written notice to relocate
- and substitute comparable
- space with no rental increase.
SECDEP - $2,303.75
SUBTEN - Effective 5/1/15 - Tenant
- sublease space to ShadowBox
- Talent.

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	1/1/2015	-2,182.50	-18.00
RNT	1/1/2015	2,182.50	18.00
RNT	2/1/2016	2,243.13	18.50

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
405	004054	Export-Import Bank of the US	L	2,080	3,120.00	18.00	7/1/2006	9/30/2015	7.43	2011
410	HO10421	Superior IT Solutions LLC	L	2,757	3,905.75	17.00	7/14/2014	6/30/2019	0.00	2014

RNT	2/1/2017	2,303.75	19.00

Suite 405 – Export-Import Bank of the US

Notes:
LATECHG - 10% after 30 days. Revised to - 10% after 13th day; bearing - lesser of 12% or max lawful rate - of interest (per 9th amendment - effective 10/1/12)
MISC - Holdover - 200%
SECDPST - None.
SINCE - Tenant since 1993 (#585)
OPE - Expense Stop - 2011 Base - Year, 95% gross-up as of - 7/1/11.
AMNDMNT - Tenant relocated to #405 (2,080 - sf) eff. 7/1/06-6/30/11.

---Rent Steps---

Cat	Date	Monthly Amount	PSF
OER	4/1/2007	62.42	0.36
OER	4/1/2008	136.34	0.79
OER	1/1/2009	200.00	1.15
OER	1/1/2010	140.00	0.81
OER	1/1/2012	44.84	0.26
OER	1/1/2015	18.23	0.11
RNT	7/1/2006	2,773.33	16.00
RNT	7/1/2008	2,946.67	17.00
RNT	7/1/2011	3,120.00	18.00

Suite 410 – Superior IT Solutions LLC

Notes:
LATECHG - 5% after 5 days plus 12% - interest.
OPE - Base Year 2014
PARKING - There shall be no charge for - Tenant's Parking Stalls or visitor - parking for the lease term.
SECDEP - $4,365.25
SUB/ASS - Written notice to landlord at - least 30, but not more than 180 - days in advance.

---Rent Steps---

Cat	Date	Monthly Amount	PSF
PAR	10/1/2014	70.00	0.30
RNT	7/14/2014	3,905.75	17.00
RNT	7/1/2015	4,020.63	17.50
RNT	7/1/2016	4,135.50	18.00
RNT	7/1/2017	4,250.38	18.50

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
425	HO7866	STX (US) Marine, Inc.	L	6,807	9,926.88	17.50	6/1/2012	1/31/2017	0.00	

RNT	7/1/2018	4,365.25	19.00
STX	10/1/2014	5.78	0.03

Lease Options

REN - One 3 year option with no more than 9 and no less than 6 months notice at Market Rental rate. With 1st Amendment, Tenant has one 5 year option with no less than 6 month's notice at 95% of Market Rental Rate

Notes:

CONCESS - Tenant to receive 1/2 month free rent from 2/1/13-5/31/13 and 2/1/14-5/31/14.

GUARANT - Corp Guaranty by STX (Canada) Inc.

HOLDOVR - 150% of the rent payable in the last month of the lease

LATECHG - 5% after 5 days plus 12% interest

OPE - Tenant base year will be amended to actual expenses for Base Year 2011 or 2012, whichever is greater, grossed up to 95%. Proportionate share is 4.26%.

PARKING - 16 uncovered/unreserved and 2 covered/reserved at no charge

RELOCAT - Landlord shall have right not less than 30 days written notice to relocate substitute comparable space

SECDEP - $8,703.58

SINCE - Tenant since 5/15/09 in Suite 425/450 (5,497 rsf)

SUB/ASS - Tenant must obtain landlord consent

MISC - Tenant occupies Suites 425 (5,497 sf) and 450 (1,310 sf) for a total of 6,807 sf

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	2/1/2013	-4,679.82	-8.25
CON	2/1/2014	-4,821.62	-8.50
PAR	10/1/2012	100.00	0.18
RNT	6/1/2012	9,076.00	16.00

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

Cat	Date	Monthly Amount	PSF
RNT	2/1/2013	9,359.63	16.50
RNT	2/1/2014	9,643.25	17.00
RNT	2/1/2015	9,926.88	17.50
RNT	2/1/2016	10,210.50	18.00
STX	10/1/2012	8.25	0.01

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
510	004868	Jet Management LLC	L	1,336	1,892.67	17.00	6/1/2006	7/31/2015	7.36	2011

Lease Options
RFR - Exercised by Addendum #1
REN - 2 years@ market with 6 months - notice

Notes:
LATECHG - 5% after the 5th plus 12% - interest.
MISC - Holdover - 150% of the rent - payable in the last month of - lease
SECDPST - $1,697.83
SINCE - Tenant since 1/1/02. Tenant - expanded eff. 6/5/03. Tenant - reduced space eff. 6/1/06.
OPE - Expense Stop - 2008 BY, 95% - gross-up. Per 4th Amendment, - 2011 BY, 95% gross up. .8377% - proportionate share. Per 8/1/13 - 5th Amendment 2013 BY, 95% - gross up.

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	6/1/2006	-890.66	-8.00
CON	6/1/2008	-2,004.00	-18.00
OER	4/1/2007	40.23	0.36
OER	4/1/2008	87.31	0.78
OER	1/1/2009	129.00	1.16
OER	1/1/2015	16.27	0.15
RNT	6/1/2006	1,781.33	16.00
RNT	6/1/2008	2,004.00	18.00
RNT	8/1/2010	2,059.67	18.50
RNT	8/1/2011	1,837.00	16.50
RNT	8/1/2014	1,892.67	17.00

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
525	HO10112	Lexington Tech International	L	1,775	2,514.58	17.00	11/15/2013	11/14/2015	0.00	2013

Notes:
CONCESS - None
OPE - Base Year 2013
PARKING - Tenant shall have six - uncovered, unreserved parking - spaces at no charge for term of

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
535	004164	Ascent Business Systems	L	3,834	5,271.75	16.50	3/1/2009	12/31/2018	7.60	2004

- lease.

SECDEP - $2,514.58

---Rent Steps---

Cat	Date	Monthly Amount	PSF
OER	1/1/2015	21.61	0.15
RNT	11/15/2013	2,440.63	16.50
RNT	11/15/2014	2,514.58	17.00

Lease Options

REN - One 5 yr term at the FMV with no - more than 12 and no less than 4 - months notice.

Notes:

LATECHG - 10 days: 10% or $25 whichever - is greater.

MISC - Holdover: 150%

MISC2 - Parking - 4 covered spaces at - $35.00 each, plus 2 carport - spaces at $25.00 each. Also to - receive 17 uncovered - /unreserved spaces at no - charge.

OPE - Base Year 2009, grossed up to - 95% 2.38% proportionate share. - As of 11/1/13, Base Year 2013, - grossed up to 95%.

SECDPST - $6,410.00

SINCE - Tenant since 3/21/01 with 5,121 - sf. Expanded 6/1/04 into 6,719 - sf and reduced space 3/1/09 to - 3,834 sf.

CONCESS - Free Rent 11/1/13-12/31/13

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	11/1/2013	-6,390.00	-20.00
OER	1/1/2010	108.00	0.34
OER	1/1/2011	25.00	0.08
OER	1/1/2015	45.67	0.14
PAR	3/1/2009	190.00	0.59
PAR	6/1/2010	155.00	0.49
RNT	3/1/2009	5,751.00	18.00
RNT	8/1/2010	5,910.75	18.50
RNT	8/1/2011	6,070.50	19.00
RNT	8/1/2012	6,230.25	19.50
RNT	8/1/2013	6,390.00	20.00
RNT	1/1/2014	5,112.00	16.00
RNT	1/1/2015	5,271.75	16.50

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
537	HO8680	Houston Hospice	L	2,885	4,567.92	19.00	4/1/2011	12/31/2016	0.00	
545	HO9416	Rolls-Royce Commercial Marine	L	10,408	17,346.67	20.00	1/1/2013	5/31/2016	0.00	2013

RNT	1/1/2016	5,431.50	17.00
RNT	1/1/2017	5,591.25	17.50
RNT	1/1/2018	5,751.00	18.00
STX	3/1/2009	15.68	0.05
STX	6/1/2010	12.80	0.04

537 – Houston Hospice

Notes:
HOLDOVR - 150% Holdover
LATECHG - 5% after the 5th, plus 12% - interest per annum.
OPE - Per 2nd Amendment, Base Year - changed to 2012 with 1.8% - proportionate share, grossed up - to 95%. Effective 5/1/15 with - 3rd Amendment, Base Year - 2015.
SECDEP - $3,880.63
SINCE - Tenant since 1/1/2007 - - Transfered from Suite 330
CONCESS - Tenant to receive 1/2 month - free rent 5/1/12-6/30/12, - 5/1/13-6/30/13 - and 5/1/14-6/30/14.
SUB/ASS - Must obtain Landlord consent

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	5/1/2012	-2,043.54	-8.50
CON	5/1/2013	-2,103.64	-8.75
CON	5/1/2014	-2,163.75	-9.00
OER	4/1/2011	196.00	0.82
OER	5/1/2012	122.42	0.51
RNT	4/1/2011	3,880.63	16.14
RNT	5/1/2012	4,087.08	17.00
RNT	5/1/2013	4,207.29	17.50
RNT	5/1/2014	4,327.50	18.00
RNT	5/1/2015	4,567.92	19.00
RNT	1/1/2016	4,688.13	19.50

545 – Rolls-Royce Commercial Marine

Notes:
HOLDOVR - 150% of the rent payable in the - last month of the lease
LATECHG - 5% after 5 days plus 12% - interest
OPER - 2012 Base Year, Tenant's - proportionate share 6.9%. - Effective 1/1/14 with

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
600	HO7879	Mountain View Logistics, LLC	L	2,460	3,690.00	18.00	6/1/2009	8/31/2017	0.00	2009

- Amendment 9, Base Year is
- 2013, grossed up to 95%
- occupancy.

PARKING - 21 uncovered/unreserved at no
- charge and 7 covered/reserved
- carports and 2 covered/reserved
- garage

RELOCAT - Landlord shall have right not
- less than 30 days written notice
- to relocate subsitute space

SECDEP - $0

SINCE - Tenant since 3/1/06 (moved
- from Suite 301 and Suite 402
- effective 1/1/13)

SUB/ASS - Tenant must obtain Landlord
- consent at least 30 days prior

---Rent Steps---

Cat	Date	Monthly Amount	PSF
OER	1/1/2015	125.44	0.14
RNT	1/1/2013	16,913.00	19.50
RNT	1/1/2015	17,346.67	20.00

Lease Options

CAN - One-time at the end of the 24th
- month with 6 months notice if the
- business is sold.

Notes:

CONCESS - Tenant to receive free rent from
- 6/1/09-7/31/09

HOLDOVR - 150% of the rent payable in the
- last month of the lease

LATECHG - 5% after 5 days plus 12%
- interest

OPE - 2009 Base Year - 1.525%
- Tenant's percentage share

RELOCAT - Landlord shall have right not
- less than 30 days written notice
- to relocate sub space w/ similar
- improvements and no rent
- increase

SECDEP - $3,997.50

SUB/ASS - Tenant must obtain Landlord
- consent

AMNDMNT - 1st-extended lease term to
- 8/31/14. 2nd-extended lease
- term to 8/31/17

PARKING - 9 uncovered/unreserved at no

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
602	004057	Cingular	L	600	1,083.33	21.67	12/1/1999	11/30/2019	0.00	

- charge. 2 carports may be
- available at $25/month/space

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	6/1/2009	-3,690.00	-18.00
OER	1/1/2010	69.00	0.34
OER	1/1/2011	14.00	0.07
OER	1/1/2015	53.10	0.26
PAR	10/1/2014	35.00	0.17
RNT	6/1/2009	3,690.00	18.00
RNT	8/1/2010	3,792.50	18.50
RNT	8/1/2011	3,895.00	19.00
RNT	8/1/2012	3,997.50	19.50
RNT	9/1/2013	3,638.75	17.75
RNT	9/1/2014	3,690.00	18.00
RNT	9/1/2015	3,792.50	18.50
RNT	9/1/2016	3,895.00	19.00
STX	10/1/2014	2.89	0.01

Lease Options
CAN - Termination Option with 90 days
- prior notice and compensation
- equal to 2 years rent.
REN - One 5-year renewal option. As of
- 2nd Amendment, there is no longer
- an option to renew.

Notes:
LATECHG - Rent paid annually in advance.
- The lease will be in default after
- 10 days written notice delivered
- of failure to pay.
MISC - Holdover - 150%
OPE - Gross Lease
SECDPST - $500.00
SUBTEN - Tenant may sublease without
- landlord's consent.
AMNDMNT - Renewal eff. 12/1/04-11/30/09.
- 2nd Amend 12/1/09-11/30/14.
- 3rd Amend-12/1/14-11/30/19

---Rent Steps---

Cat	Date	Monthly Amount	PSF
RNT	12/1/1999	600.00	12.00
RNT	3/1/2001	600.00	12.00
RNT	12/1/2004	720.00	14.40
RNT	12/1/2009	950.00	19.00
RNT	12/1/2010	975.00	19.50
RNT	12/1/2011	1,000.00	20.00

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
606	HO9407	EXP Engineering International	L	14,673	21,398.13	17.50	4/7/2014	2/28/2017	0.00	2014

RNT	12/1/2012	1,025.00	20.50
RNT	12/1/2013	1,050.00	21.00
RNT	12/1/2014	1,083.33	21.67

Lease Options

REN - One 36-month term with no more - than 12 and no less than 6 months - notice-expires 8/31/16

RFR - ROFR on any space on the 6th - floor subject to existing rights with - 3 days to respond

Notes:

AMNDMNT - First-4/7/14 Tenant expanded - into Suite 610. Second-1/1/15 - Tenant expanded into Suite 406.

HOLDOVR - 150% of the rent payable in the - last month of the lease.

LATECHG - Five percent (5%) after five (5) - days plus twelve (12)% interest - after notice from Landlord which - shall not be required more than - two times per calendar year.

OPE - Tenant's proportionate share will - be 3.37% - 2013 Base Year. - Effective 4/7/14 - Tenant's - proportionate share will be - 5.125%, Base Year 2014. - Effective 1/1/15 with 2nd - Amendment, Base Year 2015 - for Suite 406 expansion space - only (6,500 sf)

SECDEP - $23,541.87 reduced to - $11,622.91 effective 4/7/14

SINCE - 1/1/13 in 5,381 s.f.

SUB/ASS - Tenant must provide written - notice to Landlord at 30 days - prior and obtain Landlord - consent except to Affiliate.

ADDLSPC - Tenant occupies Suite 606 - (5,381 sf), Suite 610 (2,792 sf) - and Suite 406 (6,500 sf) for a - total of 14,673 sf.

PARKING - 8 covered, reserved parking - spaces in the garage at a charge - of $35.00 per space per month - plus applicable taxes, 15 - covered, reserved carport

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
630	HO5383	Beicip, Inc.	L	6,274	9,149.58	17.50	7/19/2003	11/30/2018	9.03	2009

- parking spaces at $25.00 for the
- term of the Lease, and 24
- uncovered, unreserved parking
- spaces at no charge.

---Rent Steps---

Cat	Date	Monthly Amount	PSF
PAR	4/7/2014	545.00	0.45
PAR	2/1/2015	655.00	0.54
RNT	4/7/2014	11,918.96	9.75
RNT	1/1/2015	21,398.13	17.50
STX	4/7/2014	44.97	0.04
STX	2/1/2015	54.04	0.04

Lease Options

REN - 3 or 5 years at market with 12/6
- months prior written notice.

Notes:

LATECHG - 5% after the 8th, plus 12%
- interest per annum.

MISC - Holdover - 150%

SECDPST - $4,540.52

AMNDMNT - 3rd-Tenant expanded into Ste
- 620 space, adding 1,992 sf for a
- total of 6,274 sf

CONCESS - 2 months free rent
- (11/1/13-12/31/13)

MISC - Tenant occupies Suites 620
- (1,992 sf), 630 (3,353 sf) and
- 630A (929 sf) for a total of
- 6,274 sf.

MISC2 - As of 11/1/13, PAR/STX charge
- codes are broken down as:
- Garage $420/$34.65 and
- Carports $150/$12.38

OPE - Per 2nd Amendment, Expense
- Stop-2009 Base Year, grossed
- up to 95% occupancy. Per 3rd
- Amendment, eff. 11/1/13,
- Expense Stop-2014 Base Year,
- grossed up to 95% occupancy.

PARKING - Tenant receives 12
- covered/reserved garage spots,
- 6 reserved carports and 2
- uncovered/unreserved spots at
- no charge through 11/30/15

---Rent Steps---

Cat	Date	Monthly Amount	PSF

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

CON	7/19/2003	-1,992.24	-3.81
CON	12/1/2008	-2,514.75	-4.81
CON	11/1/2013	-8,888.17	-17.00
OER	1/1/2010	95.00	0.18
OER	1/1/2011	22.00	0.04
PAR	12/1/2010	305.00	0.58
PAR	12/1/2015	570.00	1.09
RNT	7/19/2003	1,992.24	3.81
RNT	12/1/2003	3,981.69	7.62
RNT	8/1/2004	4,121.40	7.88
RNT	8/1/2005	4,261.10	8.15
RNT	9/1/2006	4,400.81	8.42
RNT	9/1/2007	4,540.52	8.68
RNT	12/1/2008	5,029.50	9.62
RNT	12/1/2009	5,169.21	9.89
RNT	12/1/2010	5,308.92	10.15
RNT	12/1/2011	5,448.63	10.42
RNT	12/1/2012	5,588.33	10.69
RNT	11/1/2013	8,888.17	17.00
RNT	1/1/2015	9,149.58	17.50
RNT	1/1/2016	9,411.00	18.00
RNT	1/1/2017	9,672.42	18.50
RNT	1/1/2018	9,933.83	19.00
STX	12/1/2010	25.16	0.05
STX	12/1/2015	47.03	0.09

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
672	HO7454	International Risk Consultants	L	812	1,251.83	18.50	9/1/2007	8/31/2016	0.00	2010

Notes:

HOLDOVR - 200% of the rent payable in the
- last month of the lease

LATECHG - 5% after five days plus 12%
- interest

RELOCAT - Landlord shall have right not
- less than 30 days written notice
- to relocate substitute space

SECDEP - $1,158.00

PARKING - 2 uncovered/unreserved;1
- carport at $25 per month

OPE - Per 1st Amendment, Base Year
- amended to 2008, grossed up
- to reflect 95% occupancy
- Calender year. Per 2nd
- Amendment (eff 9/1/10)), Base
- Year amended to 2010.Per 3rd
- Amendment (eff 9/1/12)), Base
- Year amended to 2012.

---Rent Steps---

Cat	Date	Monthly Amount	PSF

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
682	HO0067	Collateral Specialists, Inc.	L	1,725	3,018.75	21.00	4/1/2009	3/31/2017	0.00	2014

OER	1/1/2009	7.00	0.10
OER	1/1/2012	16.00	0.24
PAR	2/1/2010	25.00	0.37
RNT	9/1/2007	1,158.00	17.11
RNT	9/1/2008	1,251.83	18.50
RNT	9/1/2009	1,285.67	19.00
RNT	9/1/2014	1,251.83	18.50
RNT	9/1/2015	1,285.67	19.00
STX	2/1/2010	2.06	0.03

Lease Options
REN - One 5 year option at market rate

Notes:
CONCESS - Two months free rent -
- 4/1/10-4/30/10
- and 4/1/11-4/30/11
HOLDOVR - 200% of the rent payable in the
- last month of the lease
LATECHG - 5% after 5 days plus 12%
- interest
OPE - 2009 Base year - 1.096%
- Tenant's proportionate share.
- Effective 4/1/14, 2014 Base
- Year - 1.08% Tenant's
- proportionate share.
SECDEP - $2,946.88
SUB/ASS - Must obtain landlord consent
AMNDMNT - 1st-Extended Lease to 3/31/17
PARKING - 5 uncovered/unreserved parking
- spaces at no charge.
SINCE - 2009

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	4/1/2010	-2,639.38	-18.36
CON	4/1/2011	-2,731.25	-19.00
OER	1/1/2010	49.00	0.34
OER	1/1/2011	11.00	0.08
PAR	4/1/2009	50.00	0.35
PAR	10/1/2013	25.00	0.17
PAR	1/1/2014	50.00	0.35
RNT	4/1/2009	2,639.38	18.36
RNT	5/1/2010	2,731.25	19.00
RNT	5/1/2011	2,803.13	19.50
RNT	4/1/2012	2,875.00	20.00
RNT	4/1/2013	2,946.88	20.50
RNT	4/1/2015	3,018.75	21.00
RNT	4/1/2016	3,090.63	21.50

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
685	HO6684	RSI Simcon, Inc.	L	4,608	6,720.00	17.50	2/1/2009	11/30/2018	7.36	2009

STX	4/1/2009	4.13	0.03
STX	10/1/2013	2.07	0.01
STX	1/1/2014	4.13	0.03

Lease Options
REN - Effective with 2nd Amendment, option to renew for 36 or 60 months, no earlier than 12 nor later than 6 months prior to lease expiration

Notes:
LATECHG - 5% after the 5th, plus 12% interest.
MISC - Holdover-150%
SECDPST - $3,885.75
MISC2 - Tenant occupies Suites 605A (857 sf), 625 (925 sf) and 685 (2,826 sf) for a total of 4,608 sf
OPE - Effective with 1st Amendment, base year changed to 2009, to reflect gross up to 95% occupancy and a 6% cap on operating expenses. Per 2nd Amendment, eff. 12/1/13, base year changed to 2014
PARKING - 5 covered/reserved garage spaces at $35/month/space, 5 reserved carports at $25/month/space and 5 uncovered unreserved spaces at no charge-all parking charges and sales tax abated thru 11/30/15.
SINCE - 3/15/06
CONCESS - 2 mos free rent (12/1/13 - 1/31/14)

---Rent Steps---

Cat	Date	Monthly Amount	PSF
CON	2/1/2009	-3,456.00	-9.00
CON	12/1/2013	-6,528.00	-17.00
OER	1/1/2009	225.00	0.59
OER	1/1/2010	228.00	0.59
OER	1/1/2011	313.00	0.82
PAR	12/1/2010	175.00	0.46
PAR	12/1/2015	300.00	0.78
RNT	2/1/2009	6,912.00	18.00
RNT	2/1/2010	7,104.00	18.50

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

RNT	2/1/2011	7,296.00	19.00
RNT	2/1/2012	7,488.00	19.50
RNT	2/1/2013	7,680.00	20.00
RNT	12/1/2013	6,528.00	17.00
RNT	12/1/2014	6,720.00	17.50
RNT	12/1/2015	6,912.00	18.00
RNT	12/1/2016	7,104.00	18.50
RNT	12/1/2017	7,296.00	19.00
STX	12/1/2010	14.43	0.04
STX	12/1/2015	24.75	0.06

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
697	004068	The Trenton Corporation	L	973	1,702.75	21.00	12/1/2005	2/28/2018	7.43	2006

Notes:
HOLDOVR - 150% of the rent payable in last
- month of lease
LATECHG - After 10 days, the greater of
- 10% or $25.00.
OPE - Base Year: 2006, 95% gross
- up. Tenant's proportionate share
- is 0.61%.
RELOCAT - At Lessor's cost (except private
- phone system). Tenant may
- cancel lease within 10 days of
- notice.
SECDPST - $454.86
PARKING - 2 reserved covered at no
- charge. Option on 1 additional
- covered at market.
SINCE - Tenant since 3/1/99 (858 sf)
AMNDMNT - First - Extended term 36 months
- to 2/28/18.

---Rent Steps---

Cat	Date	Monthly Amount	PSF
OER	4/1/2007	29.20	0.36
OER	4/1/2008	63.78	0.79
OER	1/1/2009	93.00	1.15
OER	1/1/2010	63.00	0.78
OER	1/1/2011	66.00	0.81
OER	1/1/2012	41.62	0.51
PAR	3/1/2001	23.10	0.28
RNT	12/1/2005	1,378.42	17.00
RNT	3/1/2009	1,540.58	19.00
RNT	3/1/2010	1,581.13	19.50
RNT	3/1/2011	1,621.67	20.00
RNT	3/1/2015	1,702.75	21.00
STX	3/1/2001	1.90	0.02

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year
ROOF	HO8054	Clear Wireless L.L.C.	L	0		0.00	11/1/2009	10/31/2019	0.00	

MASTER TENANT LIST

Ashford Crossing II

May 2015

Suite Id	Lease Id	Tenant Name	Lease Type	Square Feet	Monthly Base Rent	Annual Rental Rate	Lease Begin Date	Lease End Date	Expense Stop Amount	Expense Stop Year

Lease Options

REN	- 3 Five year renewal options upon - same terms with 3% increases per - year

Notes:

HOLDOVR	- Daily rate equal to 150% of the - rent in effect for the term just - ended
LATECHG	- 10% if not paid within 10 days - plus $25 for any returned check
OPER	- Gross Lease
SECDEP	- $2,000.00
SUB/ASS	- Tenant may sublease with the - consent of Landlord
UTILITY	- Tenant shall pay $100 monthly - for use of electrical power. Shall - be increased by 15% each - renewal term & each addt'l dish.

---Rent Steps---

Cat	Date	Monthly Amount	PSF
ANT	11/1/2009	2,000.00	0.00
ANT	11/1/2010	2,060.00	0.00
ANT	11/1/2011	2,121.80	0.00
ANT	11/1/2012	2,185.45	0.00
ANT	11/1/2013	2,251.01	0.00
ANT	11/1/2014	2,318.54	0.00
ANT	11/1/2015	2,388.10	0.00
ANT	11/1/2016	2,459.74	0.00
ANT	11/1/2017	2,533.53	0.00
ANT	11/1/2018	2,609.54	0.00
UTL	11/1/2009	100.00	0.00

Totals:

Rentable Square Feet:	158,451	Gross Potential Rent:	234,843.87
Square Feet Leased:	138,724	Vacancy Rent:	43,656.48
% Leased:	87.55%	Current Monthly Rent:	191,187.39
Square Feet Occupied:	129,368	Average Current Rental Rate:	17.73
% Occupied:	81.65%		

EXHIBIT H
TO PURCHASE AND SALE AGREEMENT

TENANT NOTICE LETTER

_______________, 2015

Re: Notice of Change of Ownership of
____
____
_________, Texas _________

Ladies and Gentlemen:

You are hereby notified as follows:

That as of the date hereof, __________________, a _____________________ ("Seller"), the current owner of the above-described property (the "Property"), has transferred, sold, assigned, and conveyed all of its interest in and to the Property to ____________________________, a __________ __________________ ("New Owner").

Future notices and rental payments with respect to your leased premises at the Property should be made to the New Owner in accordance with your lease terms at the following address:

Hartman____________________
P.O. Box 571017
Houston, Texas 77257-1017

The New Owner is responsible for holding and the return of your security deposit in the amount of $__________ in accordance with the terms of your lease. This Tenant Notice Letter may be executed in multiple counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same document.

[Signature pages to follow]

[SIGNATURE PAGE OF SELLER TO TENANT NOTICE LETTER]

Sincerely,

SELLER:

_______________________________________,
a ________________________

By: ___________________________________,
a ____________________,
its ________________

By:________________________________
Name:______________________________
Title:_______________________________

[SIGNATURE PAGE OF NEW OWNER TO TENANT NOTICE LETTER]

Sincerely,

NEW OWNER:

________________________________,
a ______________________________

By: ____________________________
Name: __________________________
Title: ___________________________

EXHIBIT I
TO PURCHASE AND SALE AGREEMENT

NON-FOREIGN PERSON AFFIDAVIT

Section 1445 of the Internal Revenue Code provides that a transferee of a U.S. real property interest must withhold tax if the transferor is a foreign person. To inform the transferee that withholding of tax is not required upon the disposition of a U.S. real property interest by ____________________, a ____________________ ("Seller"), the undersigned hereby certifies the following on behalf of Seller:

1. Seller is not a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations) or a nonresident alien for U.S. income tax purposes;

2. Seller is not a disregarded entity as defined in § 1445-2(b)(2)(iii) of the Internal Revenue Code;

3. Seller's U.S. employer taxpayer identification number is ________________; and

4. Seller's office address is ____.

Seller understands that this certification may be disclosed to the Internal Revenue Service by the Transferee and hereby consents to such disclosure and that any false statement contained herein could be punished by fine, imprisonment, or both.

The undersigned declares that he has examined this certification and to the best of his knowledge and belief it is true, correct and complete, and he further declares that he has authority to sign this document on behalf of Seller.

Dated: __________________, 2015.

____,
a ________________________

By: ________________________________,
a ____________________,
its ________________

By:____________________________
Name:__________________________
Title:___________________________

EXHIBIT J
TO PURCHASE AND SALE AGREEMENT

FORM OF TENANT ESTOPPEL CERTIFICATE

TENANT ESTOPPEL CERTIFICATE

The undersigned, ________________, a __________________ ("Tenant"), and ______________________, a _________________ ("Landlord"), are the parties to that certain lease dated as of ________________, as amended, covering certain premises (the "Premises") commonly known as ____________________________ (the "Property"). Tenant hereby certifies to ______________________, a ______________________, ("Buyer") and Buyer's successors and assigns and _____________________ ("Lender") as follows:

1. The copy of the lease attached hereto as Exhibit A (the "Lease") is a true, complete and correct copy of the Lease which is in full force and effect and which has not been amended, supplemented or changed by letter agreement or otherwise, except by documents attached hereto as Exhibit A. There are no oral modifications to the Lease.

2. The Lease commenced on __________________ and expires on _____________. Except as indicated below, Tenant does not possess any option to extend or renew the term of the Lease: ________________

3. The current rent under the Lease is $________________ and has been paid through ________________.

4. No rent has been paid in advance by Tenant except for the current month's rent.

5. Landlord is holding a non-interest bearing security deposit in the amount of $__________________ under the Lease. No portion of the security deposit has been applied.

6. Tenant has accepted possession of the Premises, and all conditions to be satisfied by the Landlord under the Lease have been completed pursuant to the terms of the Lease including, without limitation, construction of all improvements required to be completed by Landlord.

7. Tenant has no options and no right of first refusal to purchase the Property or any portion thereof. Except as set forth in the Lease, Tenant has no right to cancel or terminate the Lease.

8. Neither Tenant nor, to the best of Tenant's knowledge, Landlord is in default under any term of the Lease.

9. Tenant has not entered into any assignment, sublease or any other agreement transferring any of its interest in the Lease or the Premises except as follows: None.

10. Tenant acknowledges that Buyer has contracted to purchase the Property and that Tenant is making these representations to Buyer, Buyer's lender and its successors and assigns

with the intent that all of the foregoing will rely thereon. The provisions hereof shall be binding upon and inure to the benefit of the successors, assigns, personal representatives and heirs of Tenant and Buyer and Buyer's lender.

TENANT:

______________________,
a ____________________

By: ____________________
Name: ____________________
Title: ____________________

EXHIBIT K
TO PURCHASE AND SALE AGREEMENT

SELLER'S LEASING COSTS

Schedule of outstanding tenant improvements allowance as of 5/30/15:			
Tenant	**Pertinent Document**	**Amount**	**Terms for Allowance**
Rignet	10th Amendment	$ 346,000.00	Must be used during term of amendment, unknown whether Rignet will utilize any portion
	11th Amendment	$ 180,880.00	Must be used during term of amendment; work being completed now
RAC	1st Amendment	$ 40,579.00	Must be used by 12/31/2015